
Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

06012281

Rashi Sengar
Associate
Direct Phone: (403) 267-8350
E-mail: rashi.sengar@macleoddixon.com

Patti Mathews
Assistant
Direct Phone: (403) 267-8241
E-mail: patti.mathews@macleoddixon.com



April 3, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.
20549
USA

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company") File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to Connacher Oil and Gas Limited. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the documents listed below. As required pursuant to Rule 12g-3-2(b) the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Enclosed please find:

1. Fee Rule, Form 13-502F1, Annual Participation Fee for Reporting Issuers;
2. Consolidated Financial Statements for the year ended December 31, 2005;
3. Management's Discussion and Analysis for the year ended December 31, 2005;
4. Form 52-109F1, Certification of Annual Filings of Vice President, Finance and Chief Financial Officer dated March 23, 2006;
5. Form 52-109F1, Certification of Annual Filings of President and Chief Executive Officer dated March 23, 2006;
6. 2005 Annual Report;
7. Press Release dated March 23, 2006;

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

8. Form 52-109F1, Certification of Annual Filings during Transition Period, Vice President, Finance and Chief Financial Officer, dated March 23, 2006;

9. Form 52-109F1, Certification of Annual Filings during Transition Period, President and Chief Executive Officer, dated March 23, 2006;

10. Code of Ethics updated March 23, 2006;

11. Annual Information Form for the Year Ended December 31, 2005;

12. Press Release dated March 31, 2006;

13. Press Release dated March 31, 2006; and

14. Material Change Report dated March 31, 2006.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

MACLEOD DIXON LLP

Rashi Sengar

RS/pm
enclosures

Receipt acknowledged this _________ day of April, 2006.

SECURITIES AND EXCHANGE COMMISSION

per:____

82-34954

FEE RULE
FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: CONNACHER OIL AND GAS LIMITED
Financial Year Ending, used in calculating the participation fee: 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		139,940,448	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$1.65	
Market value of class or series	=	$226,703,525.76	$226,703,525.76 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			____(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			____(B)
(Repeat for each class or series of corporate debt or preferred shares)			____(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B)	=		**$226,703,525.76**
Total fee payable in accordance with Appendix A of the Rule:			**$15,000**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			____
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			____

82- 34957

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values:
(use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end)

Retained earnings or deficit ____

Contributed surplus ____

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____

Long term debt (including the current portion) ____

Capital leases (including the current portion) ____

Minority or non-controlling interest ____

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____

Any other item forming part of shareholders' equity and not set out specifically above ____

Total Capitalization ____

Total Fee payable pursuant to Appendix A of the Rule ____

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ____

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ____

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ____

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year X ____

82-34954

Percentage of the class registered in the name of an Ontario person | X | ____

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) | = | ____

Capitalization
(add market value of all classes and series of securities) ____

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values:
(use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end)

Retained earnings or deficit		____
Contributed surplus		____
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)		____
Long term debt (including the current portion)		____
Capital leases (including the current portion)		____
Minority or non-controlling interest		____
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)		____
Any other item forming part of shareholders' equity and not set out specifically above		____
Percentage of the outstanding equity securities registered in the name of an Ontario person	X	____
Capitalization		____
Total Fee payable pursuant to Appendix A of the Rule		____
Reduction for transitional fee owing		
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12		$____
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		____

83-34959

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posted for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

82-34954

CONSOLIDATED FINANCIAL STATEMENTS



MANAGEMENT'S REPORT

To the Shareholders of Connacher Oil and Gas Limited:

The consolidated financial statements of Connacher Oil and Gas Limited were prepared by and are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles appropriate in the circumstances and include some amounts that are based on managements' best estimates and judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with information contained in the financial statements.

The company maintains systems of internal accounting controls designed to provide reasonable assurance that all transactions are properly recorded in the company's books and records, that policies and procedures are adhered to and that the assets are protected from unauthorized use. The systems of internal accounting controls are complemented by the selection, training and development of qualified staff. Management believes that the system of internal controls that the company has installed has operated effectively in 2005.

The consolidated financial statements have been audited by the independent accounting firm Deloitte & Touche LLP whose appointment is ratified annually by the shareholders at the annual shareholders' meeting. The independent accountants perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

The audit committee of the board of directors periodically meets with the independent accountants and management to satisfy itself that it is properly discharging its responsibilities. The independent accountants have unrestricted access to the audit committee, without management present, to discuss the results of their examination and the quality of financial reporting and internal accounting controls.

Signed

"R.A. Gusella"

President and Chief Executive Officer
March 23, 2006

Signed

"R. R. Kines"

Vice President, Finance and Chief Financial Officer
March 23, 2006

AUDITORS' REPORT

To the Shareholders of Connacher Oil and Gas Limited:

We have audited the consolidated balance sheets of Connacher Oil and Gas Limited as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed,
"DELOITTE & TOUCHE LLP"
Chartered Accountants

Calgary, AB
March 23, 2006

82- 34959

CONSOLIDATED BALANCE SHEETS

Connacher Oil and Gas Limited

December 31

	2005	2004
	$	$
		(Restated Note 6)
ASSETS		
CURRENT		
Cash and cash equivalents	75,510,593	3,914,181
Accounts receivable	1,604,948	1,773,005
Due from Petrolifera (Note 3(b))	221,131	-
Prepaid expenses	406,748	309,062
	77,743,420	5,996,248
Investment in Petrolifera (Note 3(b))	10,495,532	-
Deferred charges (Note 4)	257,599	-
Property and equipment (Note 5)	45,241,510	37,265,595
Future income tax asset (Note 6)	1,075,038	2,828,270
	134,813,099	46,090,113
LIABILITIES		
CURRENT		
Accounts payable	2,315,960	2,446,947
Asset retirement obligations (Note 8)	3,108,538	2,905,477
Deferred credits (Note 9)	280,866	353,771
Non-controlling interests (Note 3)	-	8,930
	5,705,364	5,715,125
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 10)	127,032,676	39,290,819
Retained earnings	2,075,059	1,084,169
	129,107,735	40,374,988
	134,813,099	46,090,113

Commitments, contingencies and guarantees (Note 14)

Approved by the Board

Signed

"D.H. Bessell", Director

Signed

"C.M. Evans", Director

82-34959

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Connacher Oil and Gas Limited

Years Ended December 31

	2005	2004
	$	$
		(Restated Note 6)
REVENUE		
Petroleum and natural gas sales	11,677,649	11,179,404
Interest and other income	700,034	36,484
	12,377,683	11,215,888
Royalties	(2,582,561)	(2,138,916)
	9,795,122	9,076,972
EXPENSES		
Operating	2,445,393	3,765,531
General and administrative	2,659,599	2,016,578
Stock-based compensation (Note 10)	1,191,971	180,661
Finance charges	307,574	770,026
Foreign exchange loss (gain)	(29,852)	45,524
Depletion, depreciation and accretion (Note 5)	5,796,820	6,876,110
Dilution gain (Note 3(c))	(4,464,700)	(1,353,199)
Equity interest in Petrolifera loss (Note 3(b))	27,434	-
	7,934,239	12,301,231
Earnings (loss) before taxes and non-controlling interests	1,860,883	(3,224,259)
Current income tax provision (recovery)	101,903	115,472
Future income tax provision (recovery)	768,090	(372,250)
	869,993	(256,778)
Earnings (loss) before non-controlling interests	990,890	(2,967,481)
Non-controlling interests (Note 3)	-	8,930
NET EARNINGS (LOSS)	990,890	(2,976,411)
RETAINED EARNINGS, BEGINNING OF YEAR (Note 6)	1,084,169	4,060,580
RETAINED EARNINGS, END OF YEAR	2,075,059	1,084,169
EARNINGS (LOSS) PER SHARE (Note 13)		
Basic and diluted	0.01	(0.06)

8I-34959

CONSOLIDATED STATEMENTS OF CASH FLOW

Connacher Oil and Gas Limited

Years Ended December 31

	2005	2004
	$	$
Cash provided by (used in) the following activities:		
OPERATING		
Net earnings (loss)	990,890	(2,976,411)
Items not involving cash:		
Depletion, depreciation and accretion	5,796,820	6,876,110
Stock-based compensation	1,191,971	180,661
Financing charges	150,000	-
Future income tax provision (recovery)	768,090	(372,250)
Foreign exchange loss (gain)	(29,852)	45,524
Dilution gain	(4,464,700)	(1,353,199)
Lease reducement amortization	(72,905)	
Income applicable to non-controlling interests	-	8,930
Equity interest in Petrolifera loss	27,434	-
Cash flow from operations before working capital changes	4,357,748	2,409,365
Changes in non-cash working capital (Note 13 (b))	(484,927)	(42,896)
	3,872,821	2,366,469
FINANCING		
Issue of common shares, net of share issue costs	86,512,147	20,411,953
Issue of shares by Petrolifera, net of share issue costs	6,227,717	1,385,037
Deferred financing costs	(257,599)	-
Increase in (repayment of) bank loans	-	(12,100,000)
Lease inducement received	-	353,771
	92,482,265	10,050,761
INVESTING		
Purchase of Petrolifera shares	(6,000,000)	-
Collection of Petrolifera note	750,000	-
Capital expenditures	(16,807,302)	(17,628,534)
Change in non-cash working capital (Note 13(b))	396,109	(9,385,827)
Proceeds on disposal of oil and gas properties (Note 5)	-	17,604,310
Deposit on facilities	-	279,700
	(21,661,193)	(9,130,351)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,693,893	3,286,879
Impact on cash resulting from de-consolidation of Petrolifera (Note 3(b))	(3,097,481)	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,914,181	627,302
CASH AND CASH EQUIVALENTS, END OF YEAR	75,510,593	3,914,181

Supplementary information – Note 13

82- 34954

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Connacher Oil and Gas Limited

Years Ended December 31. 2005 and 2004

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 3(b)) it also conducted a conventional petroleum and natural gas business in Argentina.

2. SIGNIFICANT ACCOUNTING POLICIES

Joint venture operations

A part of the company's activities are conducted with others, and these consolidated financial statements reflect only the company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with initial maturities of three months or less.

Petroleum and natural gas operations

The company follows the full cost method of accounting whereby all costs relating to the exploration for and development of crude oil and natural gas reserves are capitalized on a country by country cost centre basis.

Capitalized costs of petroleum and natural gas properties and related equipment within a cost centre are depleted and depreciated using the unit-of-production method based on estimated proved crude oil and natural gas reserves as determined by independent consulting engineers. For the purpose of this calculation, production and reserves of natural gas are converted to equivalent units of crude oil based on relative energy content (6:1).

The company applies a "ceiling test" to the net book value of petroleum and natural gas properties to ensure that such carrying value does not exceed the estimated fair value of the properties. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceeds the carrying value. If the carrying value is assessed to not be recoverable, the calculation compares the carrying value to the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. Should the carrying value exceed this sum, an impairment loss is recognized. The cash flows are estimated using projected future product prices and costs and are discounted using the credit adjusted risk-free interest rate.

Costs of acquiring and evaluating unproved properties and major development projects are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves are attributable to the properties or impairment occurs. These costs are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to income.

Gains or losses on sales of properties are recognized only when crediting the proceeds to cost would result in a change of 20 percent or more in the depletion and depreciation rate.

Furniture, equipment and leaseholds

Furniture and equipment are recorded at cost and are being depreciated on a declining-balance basis at rates of 20 percent to 30 percent per year. Leaseholds are amortized over the lease term.

Financial instruments

Financial instruments include accounts receivable and accounts payable. All carrying values of financial instruments approximate fair value unless otherwise noted.

Deferred charges

Costs incurred in respect of transactions not completed have been temporarily capitalized and will be recognized on completion of the transactions.

Credit risk

The majority of the accounts receivable is in respect of oil and gas operations. The company generally extends unsecured credit to customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which credit has been extended. The company has not historically experienced any material credit loss in the collection of accounts receivable.

Commodity and financial risk management

The company periodically enters into fixed price crude oil sales contracts for the physical delivery of its crude oil to reduce the exposure to commodity price fluctuations; and occasionally these contracts are denominated in Canadian dollars to mitigate foreign exchange risks. At December 31, 2005 there were no such contracts in place. Additionally, the company's bank loans are subject to floating interest rates.

Equity accounting

The investment in Petrolifera Petroleum Limited is accounted for on an equity basis, whereby the carrying value reflects the company's investment, at the lower of cost and fair value, and the company's equity interest share of its income and losses. Any permanent decline in value would be charged to earnings.

Foreign currency translation

The company translates its foreign denominated monetary assets and liabilities at the exchange rate prevailing at year end. Non-monetary assets, liabilities and related depletion and depreciation were translated at historic rates. Revenues and expenses were translated at the average rate of exchange for the year and any resulting foreign exchange gains or losses are included in operations.

Asset retirement obligations

The company recognizes an asset retirement obligation liability for abandoning oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition by estimating and recording the fair value of each asset retirement obligation arising in the period a well or related asset is drilled, constructed or acquired. This fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the company's credit adjusted risk-free interest rate and includes estimates for inflation. The obligation is reviewed regularly by management based upon current regulations, costs, technologies and industry standards. The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized. The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense. The increase in oil and natural gas properties is depleted and depreciated on the same basis as the remainder of the oil and natural gas properties. Actual restoration expenditures are charged to the accumulated obligation as incurred and costs for properties disposed are removed.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Accordingly, share capital is reduced and the future income tax asset is decreased by the tax benefits related to the expenditures at the time they are renounced.

Revenue recognition

Petroleum and natural gas sales are recognized as revenue at the time the respective commodities are delivered to purchasers. Gains and losses on forward fixed price commodity contracts are included in petroleum and natural gas sales revenue when the gain or loss occurs.

82-34954

Stock-based compensation

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. The amount is credited to contributed surplus and expensed over the vesting period. Upon exercise of the options, the exercise proceeds together with amounts credited to contributed surplus, are credited to share capital.

Income taxes

The company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributed to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future tax assets recognized are assessed by management at each balance sheet date for impairment. Any impairment is recognized when the recovery is more than likely and when the recovery is more than likely and through a valuation allowance.

Measurement uncertainty

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Income taxes are subject to re-assessment by tax authorities.

Amounts recorded for depreciation, depletion and accretion, asset retirement costs and obligations, amounts used for ceiling test and impairment calculations and amounts used in the determination of the future tax asset are based on estimates of natural gas and crude oil reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and the related future cash flows are subject to measurement uncertainty.

Per share amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding for the year. The company follows the treasury stock method to calculate diluted per share amounts. The treasury stock method assumes that any proceeds from the exercise of in-the-money stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period.

3. ARGENTINIAN OPERATIONS AND PETROLIFERA PETROLEUM LIMITED

(a) Reorganization of Argentinean operations

In 2004 the company reorganized its Argentinean oil and gas properties by acquiring the non-owned 50 percent operated working interest from its joint venture partner in an arms length transaction for US $1.5 million. Late in 2004, Connacher incorporated a subsidiary, Petrolifera Petroleum Limited ("Petrolifera") and sold its Argentinean assets to Petrolifera for eight million Petrolifera common shares and a $4 million promissory note. Concurrent with acquiring the Argentinean assets from Connacher, Petrolifera closed a $1.5 million private placement equity financing. The financing had the effect of reducing Connacher's equity interest in Petrolifera from 100 percent to 61 percent, as Connacher did not participate in the financing. The 39 percent reduction resulted in a dilution gain to the company of $1,353,199. Immediately after the transaction, Petrolifera paid $1.25 million in partial satisfaction of the promissory note.

In March 2005 Petrolifera completed a $7 million private placement financing. As Connacher did not participate in the financing, its equity interest in Petrolifera was reduced to 40 percent from 61 percent.

In March 2005 and in consideration for the assistance provided to Petrolifera in securing Peruvian licenses for exploratory lands and for the provision of financial guarantees respecting Petrolifera's annual work commitments in two licensed blocks, Connacher was granted an option to acquire 200,000 common shares at $0.50 per share and was granted a 10 percent carried working interest ("CWI") through the drilling of the first well on each block. Petrolifera has the right of first purchase of this interest should Connacher elect to sell it at some future date. The CWI is convertible at the holder's election into a two percent gross overriding royalty on each license after the drilling of the first well on each block. These interests were effective upon the issuance of the licenses. The guarantees are limited to amounts specified over the terms of the licenses. Over the first 24 months of the licenses, the guarantee is limited to US $200,000. Connacher was subsequently indemnified by Petrolifera for this guarantee.

82-34954

(b) Deconsolidation of and investment in Petrolifera

In the third quarter of 2005 the company discontinued consolidating the financial results of Petrolifera, as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

The impact of not consolidating Petrolifera had the effect of reducing the company's net assets by $4,125,653 as follows:

	$
Cash	(3,097,481)
Current assets	(321,251)
Future income tax asset	(985,000)
Property and equipment	(4,110,144)
Current liabilities	381,694
Asset retirement obligations	442,172
Non-controlling interests	3,564,357
Changes in net assets	(4,125,653)

	$
Connacher's initial investment in Petrolifera at the time of deconsolidation	4,125,653
Increases/decreases in investment:	
Equity interest in Petrolifera's loss from the time of deconsolidating to December 31, 2005	(27,434)
Collection of Promissory Note and reclassification of amounts due from Petrolifera	(1,047,058)
Purchase of shares in Petrolifera (Note 3(c))	6,000,000
Dilution gain on shares issued by Petrolifera to unrelated parties after de-consolidation (Note 3(c))	1,444,371
Investment in Petrolifera at December 31, 2005	10,495,532

The company now records its investment in Petrolifera on an equity basis.

Under the terms of a Management Services Agreement with Petrolifera, Connacher provides all management, operational, accounting and general and administrative services necessary or appropriate to manage and operate Petrolifera. The fee for this service was $10,000 per month prior to Petrolifera's equity securities being listed and posted for trading on a recognized stock exchange and $15,000 per month thereafter for a further 18 months. The agreement may be immediately terminated for performance failure by the aggrieved party or upon 30 days prior written notice by Connacher, or by mutual agreement.

At December 31, 2005, Connacher was owed $221,131 for these services, and for other amounts advanced and other amounts paid on their behalf (2004 - $106,843).

(c) Dilution gain

Dilution gains were recognized upon changes to Connacher's equity interest in Petrolifera that occurred during 2005, as follows:

In March 2005 Petrolifera completed a $7 million private placement financing and repaid $2 million of the $4 million promissory note. As Connacher did not participate in the financing, its equity interest in Petrolifera was reduced to 40 percent from 61 percent. The 21 percent reduction resulted in a dilution gain of $3,020,329 in the first quarter of 2005.

In November 2005 Petrolifera completed a $21.3 million initial public offering. Connacher purchased $6 million of the issue to bring its ownership in Petrolifera to 35 percent. This five percent reduction in Connacher's equity interest in Petrolifera resulted in dilution gain of $1,636,453.

Throughout 2005, Petrolifera share purchase rights and share purchase warrants were exercised by other investors to further reduce Connacher's equity interest in Petrolifera to 33 percent at December 31, 2005. The exercise of these rights and warrants generated a dilution loss in the amount of $192,082 as these rights and warrants were exercised at a price less than Connacher's per share carrying value of its investment in Petrolifera.

4. DEFERRED CHARGES

Deferred charges of $257,599 relate to costs incurred in respect of transactions not completed at December 31, 2005. These transactions are described in Note 15, Subsequent Events. When these transactions are completed these costs will be recognized.

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5. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Depletion, Depreciation and Amortization $	Net Book Value $
2005			
Petroleum and natural gas properties and equipment	**60,290,558**	**15,679,685**	**44,610,873**
Furniture, equipment and leaseholds	**1,058,286**	**427,649**	**630,637**
	61,348,844	**16,107,334**	**45,241,510**
2004			
Petroleum and natural gas properties and equipment	47,339,971	10,654,358	36,685,613
Furniture, equipment and leaseholds	806,314	226,332	579,982
	48,146,285	10,880,690	37,265,595

Included in Property and Equipment are estimated future asset retirement costs of $1,910,894 (2004 - $1,851,300).

In July 2004 the company sold certain petroleum and natural gas properties for gross proceeds of $17.6 million. As there was no significant change in the rate of depletion, no gain or loss was recognized. These financial statements reflect operating results from these properties until the date the sale closed. The asset retirement obligation was also reduced to reflect this disposition.

In 2004 the company acquired the non-owned 50 percent interest in an oil and gas concession in Argentina for US $1.5 million. The purchase price was negotiated at arms-length with the operator of the property. The company's 100 percent interest in the properties was subsequently sold to a related party, Petrolifera. The company's carrying value was used to record the sale. As consideration for the properties sold, Connacher received a $4 million promissory note and eight million Petrolifera common shares. Immediately after the transaction, Petrolifera paid $1.25 million in partial satisfaction of the promissory note from proceeds of an equity sale, which reduced Connacher's interest in Petrolifera to 61 percent (see Note 3(a)).

In 2005, the company capitalized $615,000 (2004 - $71,000) of general and administrative expenses, including stock-based compensation of $410,000, related to exploration and development activities and nil (2004 – $113,000) of interest costs related to major development projects.

Capital costs of $11.2 million (2004 – $4.4 million) related to major development projects principally related to oil sands assets in a pre-production state have been excluded from depletable costs. No proved reserves have been assigned to those projects. Undeveloped land acquisition costs of $2.5 million (2004 - $3.4 million) were also excluded from the depletion calculation.

Depletion, depreciation and accretion expense includes a charge of $165,150 (2004 - $178,000) to accrete the company's estimated asset retirement obligations (Note 8).

The ceiling test as at December 31, 2005 excludes $2.5 million of undeveloped land and $11.2 million of major development projects which have been separately evaluated by management for impairment. Based on the ceiling test and other assessments, no impairment has been recorded at December 31, 2005.

Connacher's oil and natural gas reserves were evaluated by qualified evaluators as at December 31, 2005 in a report dated March 8, 2006. The evaluation was conducted in accordance with Canadian Securities Administrators' National Instrument 51-101 ("NI 51-101"), using the following base price assumptions adjusted for the company's product quality and transportation differentials:

	WTI @ Cushing ($US/bbl)	Alberta Spot ($/mcf)
2006	58.00	10.37
2007	56.38	9.65
2008	52.53	8.53
2009	51.69	7.86
2010	52.72	7.12
	+ approximately 2% thereafter	+ approximately 2% thereafter

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6. INCOME TAXES

The 2005 current income tax provision of $101,903 is comprised of Large Corporation tax of $119,059 offset by other tax recoveries of $17,156. The 2004 tax provision of $115,472 was comprised of Argentinean income taxes.

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

Years Ended December 31	2005	2004
	$	$
Earnings (loss) before income taxes and non-controlling interests	1,861,000	(3,224,000)
Canadian statutory rate	39.0%	39.1%
Expected income taxes (recoverable)	726,000	(1,261,000)
Non-deductible Canadian crown payments	555,000	692,000
Canadian resource allowance	(371,000)	(367,000)
Benefit (reduction) of tax deductions not previously recognized	-	269,000
Impact of reduction in Canadian tax rates and other	245,000	294,000
Foreign taxes (recovery)	(17,000)	116,000
Capital taxes	119,000	-
Tax effect of dilution gain	(852,000)	-
Non deductible stock-based compensation	465,000	-
Provision for taxes (recovery)	870,000	(257,000)

The company had the following future tax assets relating to temporary timing differences:

As at December 31	2005	2004
	$	$
Tax basis in excess (deficiency) of book value of property and equipment	(2,370,000)	903,000
Non-capital losses carried forward	1,075,000	1,925,000
Share issue costs	2,370,000	-
	1,075,000	2,828,000

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $124,000 ($72,000 net of tax) for 2002 and $92,000 ($55,000 net of tax) for 2003 was recorded as an adjustment to the opening balance of retained earnings for 2004. There was no significant impact to the Statements of Operations for 2004 and 2005.

At December 31, 2005 the company had approximately $3 million of non-capital losses which do not expire before 2009, $38 million of deductible resource pools and $6 million of deductible financing costs.

7. BANK LOANS

As at December 31, 2005, the company had available an $8.4 million Revolving Reducing Demand Loan Facility ("LOC") with no scheduled monthly reductions. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At December 31, 2005, the company had not drawn any amount on this facility.

Additionally, the company had a $3 million Non-Revolving Acquisition/Development Demand Loan Facility ("AD Facility"). At December 31, 2005, the company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts of the AD Facility.

These facilities were secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

Refer to Note 15, Subsequent Events.

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8. ASSET RETIREMENT OBLIGATIONS

The following tables present the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties and facilities.

Year ended December 31	2005	2004
	$	$
Asset retirement obligations, beginning of year	**2,905,477**	4,784,000
Liabilities incurred	**301,091**	663,406
Liabilities settled with Petrolifera deconsolidation	**(442,172)**	-
Liabilities settled	**-**	(206,773)
Liabilities disposed	**(24,054)**	(2,466,660)
Change in estimated future cash flows	**203,046**	(46,496)
Accretion expense	**165,150**	178,000
Asset retirement obligations, ending of period	**3,108,538**	2,905,477

At December 31, 2005 the estimated total undiscounted amount required to settle the asset retirement obligations was $5.4 million (2004 - $3.9 million). These obligations are expected to be settled over the useful lives of the underlying assets, which currently extend up to 20 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of six percent and inflation rate of 1.5 percent.

9. DEFERRED CREDITS

During 2004, the company received an office lease inducement which is being amortized against office rent expense over the six year term of the lease.

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized

The authorized share capital is comprised of the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount $
Share Capital:		
Balance, December 31, 2003	45,902,925	19,616,172
Issued for cash by private placement (a)	41,706,663	20,832,298
Assigned value of warrants issued (a)		441,700
Issued upon exercise of options (c)	575,000	178,236
Issued upon exercise of warrants (d)	1,442,155	766,788
Assigned value of warrants exercised		(45,700)
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares (e)		(1,970,000)
Share issue costs		(1,737,633)
Tax effect of share issue costs		673,700
Balance, Share Capital, December 31, 2004	89,626,743	38,755,561

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Issued for cash in public offerings (b)	45,541,000	90,000,850
Issued upon exercise of options (c)	981,000	665,908
Issued upon exercise of warrants (d)	3,791,705	1,986,388
Share issue costs		(5,979,861)
Tax effect of share issue costs		2,339,300
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares		(2,697,500)
Balance, Share Capital, December 31, 2005	139,940,448	125,070,646

Contributed Surplus:	
Balance, December 31, 2003	378,333
Fair value of share options granted	180,661
Assigned value of options exercised	(23,736)
Balance, Contributed Surplus, December 31, 2004	535,258
Fair value of options granted	1,587,910
Assigned value of options exercised	(161,138)
Balance Contributed Surplus, December 31, 2005	1,962,030

Total Share Capital and Contributed Surplus:	
December 31, 2004	39,290,819
December 31, 2005	127,032,676

(a) Private Placement – 2004

In November and December 2004 the company issued from treasury 30,000,000 common shares at $0.475 per share and 11,706,663 common shares on a flow-through basis at $0.60 per share, renouncing resource expenditures of $7,023,998 effective December 31, 2004. As partial compensation for distributing the shares, selling agents were issued 2,487,368 warrants, with each warrant entitling the holder to acquire one common share from treasury at a price of $0.59 anytime before June 7, 2006 and 2,400 warrants exercisable at $0.61 anytime before June 7, 2006. For accounting purposes a fair value of $441,700 was assigned to the issued warrants. In the current year 1,005,948 of these warrants were exercised (2004-nil).

(b) Public Offerings – 2005

In September 2005 the company issued from treasury 40,541,000 common shares at $1.85 per share. In December 2005 issued the company from treasury another five million common shares on a flow-through basis at $3.00 per share, renouncing resource expenditures of $15 million effective December 31, 2005.

(c) Stock Options

A summary of the company's outstanding stock option grants, as at December 31, 2005 and 2004 and changes during those years is presented below:

	2005		2004	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	**3,988,600**	**0.53**	2,830,000	0.45
Granted	**5,994,000**	**1.94**	2,138,000	0.57
Expired	**(409,000)**	**1.05**	(404,400)	0.53
Exercised	**(981,000)**	**0.51**	(575,000)	0.27
Outstanding, end of year	**8,592,600**	**1.49**	3,988,600	0.53
Exercisable, end of year	**3,159,869**	**1.03**	2,030,000	0.57

All stock options have been granted for a period of five years. Of the stock options granted in 2005, 4,104,000 stock options vest one-third upon grant, one-third one year after grant, and one-third two years after grant and 1,890,000 stock options vest one-third one year after grant, one-third two years after grant, and one-third three years after grant. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at December 31, 2005
\$0.20 - \$0.70	2,285,600	3.0
\$0.71 - \$1.00	1,751,000	3.8
\$1.01 - \$1.61	2,126,000	4.4
\$1.62 - \$3.91	2,430,000	4.9
	8,592,600	

In 2005 a compensatory non-cash expense of \$1,601,631 (2004 - \$180,661) was recorded, reflecting the fair value of stock options granted and vested during the year. Of the current amount of \$1,191,971 was expensed and the balance was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2005	2004
Risk free interest rate	**3.0%**	3.0%
Expected option life (years)	**3**	3
Expected volatility	**50%**	53%

The weighted average fair value at the date of grant of all options granted in 2005 was \$0.65 per option (2004 - \$0.22).

(d) *Share purchase warrants*

A summary of the company's outstanding share purchase warrants, as at December 31, 2005 and 2004 and changes during the years is presented below:

	2005	2004
Outstanding, beginning of year	**5,300,525**	4,984,145
Issued	**-**	2,499,768
Exercised	**(3,791,705)**	(1,442,155)
Expired	**(15,000)**	(741,233)
Outstanding, end of year	**1,493,820**	5,300,525

The 1,493,820 warrants outstanding are exercisable to purchase common shares from treasury as follows:

(i) 1,481,420 common shares at \$0.59 per share until their expiry on June 7, 2006;
(ii) 2,400 common shares at \$0.61 per share until their expiry on June 7, 2006; and
(iii) 10,000 common shares at \$0.52 per share until their expiry on December 1, 2006;

(e) *Flow-through shares*

In 2004 the company incurred all of its \$5 million resource expenditures commitment related to its 2003 flow-through common share financing and recognized the related tax effect of \$1,970,000.

The company renounced \$7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The related tax effect of those expenditures has been recorded in 2005 in the amount of \$2,697,500 and the company incurred the expenditures in 2005 as required.

In 2006 the company renounced a further \$15 million of resource expenditures to flow-through investors effective December 31, 2005. The related tax effect of those expenditures will be recorded in 2006 and the company has until December 31, 2006 to incur those expenditures.

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11. SEGMENTED INFORMATION

In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 3(b)) it also conducted a conventional petroleum and natural gas business in Argentina. The significant aspects of these operating segments are presented below. Included in total Canadian conventional assets is the company's carrying value of its investment in Petrolifera.

	Canada			Argentina	
	Conventional	Oil Sands	Total	Conventional	Total
	$	$	$	$	$
2005					
Revenue, gross	**11,366,293**	**-**	**11,366,293**	**1,011,390**	**12,377,683**
Net earnings (loss)	**1,010,116**	**-**	**1,010,116**	**(19,226)**	**990,890**
Property and equipment	**34,058,249**	**11,183,261**	**45,241,510**	**-**	**45,241,510**
Capital expenditures	**7,959,099**	**7,081,078**	**15,040,177**	**1,767,125**	**16,807,302**
Total assets	**123,382,911**	**11,183,261**	**134,566,172**	**246,927**	**134,813,099**
2004					
Revenue, gross	10,184,516	-	10,184,516	1,031,372	11,215,888
Net earnings (Notes 2 & 8)	(3,049,181)	-	(3,049,181)	72,770	(2,976,411)
Property and equipment (Notes 2 & 8)	30,344,486	4,102,183	34,446,669	2,818,926	37,265,595
Capital expenditures	12,911,038	4,102,183	17,013,221	615,313	17,628,534
Total assets (Notes 2 & 8)	38,985,544	4,102,183	43,087,727	3,002,386	46,090,113

12. RELATED PARTY TRANSACTIONS

In 2005 the company paid professional legal fees of $539,004 (2004 - $250,800) to a law firm in which officers or directors of the company are related parties. Transactions with the related party occurred within the normal course of business and have been measured at their exchange amount on normal business terms. The exchange amount is the amount of consideration established and agreed to with the related parties.

13. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the years ended December 31	2005	2004
Weighed average common shares outstanding	**106,113,563**	50,907,942
Dilutive effect of stock options and stock purchase warrants	**5,732,124**	2,420,609
Weighed average common shares outstanding – diluted	**111,845,687**	53,328,551

(b) Net change in non-cash working capital

For the years ended December 31	2005	2004
	$	$
Accounts receivable	**(276,581)**	711,424
Petrolifera current account	**61,355**	-
Loan receivable	**-**	135,848
Prepaid expenses	**(124,299)**	(12,053)
Accounts payable	**250,707**	(10,263,942)
Total	**(88,818)**	(9,428,723)

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Summary of working capital changes:

	2005	2004
	$	$
Operations	(484,927)	(42,896)
Investing	396,109	(9,385,827)
	(88,818)	(9,428,723)

(c) Supplementary cash flow information

For the years ended December 31	2005	2004
	$	$
Interest paid	67,179	883,026
Income taxes paid	2,516	76,006
Stock-based compensation capitalized	409,660	-

14. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The company's annual commitments under leases for office premises and operating costs, field compression equipment, software license agreements and other equipment are as follows:

2006 - $497,000; 2007 - $399,000; 2008 - $549,000; 2009 - $543,000; 2010-$224,000

Additionally, the company has various guarantees and indemnifications in place in the ordinary course of business, none of which are expected to have a significant impact on the company's financial statements or operations.

15. SUBSEQUENT EVENTS

(a) February equity issuance

In February 2006 the company issued, on a private placement basis, 19,047,800 common shares from treasury at $5.25 per common share for gross proceeds of $100 million. The proceeds were initially added to working capital and were subsequently partially utilized to complete the acquisition of Luke Energy Ltd.

(b) New banking facilities

Subsequent to December 31, 2005 the company has entered into new loan agreements providing the following borrowing facilities:

(i) a $45 million reserve-based revolving loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. These facilities have a renewable one year term and are secured by a fixed and floating charge debenture in the principal amount of $500 million. Interest at bank prime plus ¼ percent is to be charged on amounts borrowed. No amounts have been drawn on these facilities.

The LOC and AD Facility lines described in Note 7 were terminated.

(ii) A commitment letter for a US$ 51 million bridge loan has been executed. If the loan is drawn, proceeds will be issued to partially fund the acquisition of the Montana refinery assets, scheduled to close on March 31, 2006. See Note 15 (d). If drawn, the loan will bear interest at LIBOR + ½ percent for the first 90 days (adjusted for subsequent quarterly periods), will be secured by a US$500 million demand debenture and pledge agreement and should be repayable around 364 days after being drawn.

(iii) The company has executed a mandate letter ("Mandate") with an international bank. The Mandate contemplates the arrangement of a US$148 million term loan, subject to completion of the acquisition of the Montana refining assets, negotiation of satisfactory terms and acceptable market conditions. If arranged, proceeds would be used to repay the US$51 million bridge loan, if concluded, and for anticipated capital expenditures at Great Divide.

(c) Luke acquisition

On March 16, 2006 the company closed the acquisition of Luke Energy Ltd. by the payment of cash of $91.5 million, the assumption of debt of $8 million and by issuance of 29.7 million common shares from treasury. The debt was immediately discharged from cash balances.

(d) Montana refinery asset purchase

In March 2006 the company entered into an Asset Purchase Agreement to acquire the assets of a refinery located in Great Falls, Montana from a US public company. The consideration for this acquisition will be approximately US$55 million, comprised of cash and one million common shares from treasury. Closing is scheduled to occur on March 31, 2006.

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THREE-YEAR HISTORICAL SUMMARY

	2005	2004	2003
FINANCIAL HIGHLIGHTS			
($000 except per share amounts) - Unaudited			
Total revenue	12,378	11,216	9,982
Cash flow from operations [1]	4,358	2,409	3,353
Basic, per share [1]	0.04	0.05	0.10
Diluted, per share [1]	0.04	0.05	0.10
Net earnings (loss)	991	(2,976)	4,055
Basic, per share	0.01	(0.06)	0.13
Diluted, per share	0.01	(0.06)	0.12
Capital expenditures	16,807	17,629	35,790
Proceeds on disposal of oil and gas properties	-	17,604	-
Bank debt and note payable	-	-	12,100
Working capital deficiency	75,427	3,549	(8,994)
Net debt	75,511	3,914	(21,094)
Shareholders' equity	129,108	40,375	24,055
Total assets	134,813	46,090	53,650
OPERATING HIGHLIGHTS			
Production			
Natural gas (mcf/d)	827	1,620	1,190
Crude oil (bbl/d)	729	785	789
Equivalent (boe/d) [2]	867	1,055	987
Pricing			
Crude Oil ($/bbl)	42.33	31.42	30.03
Natural gas ($/mcf)	1.37	3.62	2.95
Selected Highlights ($/boe) [2]			
Weighted average sales price	36.91	28.95	27.56
Royalties	8.16	5.54	4.98
Operating and transportation costs	7.73	9.75	8.47
Netback [1], [2], [3]	23.23	13.75	14.25
Reserves (mboe) [2]			
Proved	1,501	2,078	3,085
Probable	70,598	1,763	2,489
Possible	39,788	53,070	1,484
Total	111,887	56,912	7,058
COMMON SHARE INFORMATION			
Shares outstanding at end of period (000)	139,940	89,627	45,903
Weighted average shares outstanding			
Basic (000)	106,114	50,908	32,362
Diluted (000)	111,846	53,329	35,333
Volume traded during the year (000)	338,402	84,950	39,445
Common share price ($)			
High	4.20	1.75	1.60
Low	0.49	0.28	0.30
Close, end of year	3.84	0.55	1.60

(1) Cash flow from operations, cash flow per share and netback are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies.

(2) Per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.

(3) For detailed netbacks by product type and by country, see MD&A - "Operating Expenses and Operating Netbacks".

(4) No cash dividends were declared.

MANAGEMENT'S DISCUSSION AND ANALYSIS



Richard R. Kines

Vice President, Finance and Chief Financial Officer

The following is dated as of March 23, 2006 and should be read in conjunction with the consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the years ended 2005 and 2004 as contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

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FINANCIAL AND OPERATING REVIEW

PRODUCTION, PRICING AND REVENUE

	2005	2004	2003
Daily production / sales volumes			
Crude oil – bbl/d	729	785	789
Natural gas –mcf/d	827	1,620	1,190
Combined – boe/d	867	1,055	987
Product pricing ($)			
Crude oil – per bbl	42.33	31.42	30.03
Natural gas – per mcf	1.37	3.62	2.95
Boe – per boe	36.91	28.95	27.56
Revenue ($000s)			
Petroleum and natural gas	11,678	11,180	9,931
Interest and other	700	36	51
Total	12,378	11,216	9,982

In 2005, total revenue increased 10 percent to $12.4 million. Petroleum and natural gas revenues were up four percent to $11.7 million from $11.2 million for 2004. This is primarily attributable to a 35 percent increase in the selling price of the company's crude oil offset by a seven percent reduction in sales volumes. Crude oil sales volumes averaged 729 bbl/d in 2005, down from the 785 bbl/d in 2004. This decrease is principally due to offsetting the impact of deconsolidation of Petrolifera by increased production at Battrum, Saskatchewan, where the company successfully drilled new wells and worked over existing wells to minimize production declines. As a consequence of increased world oil prices this year, the company's average crude oil selling price increased to $42.33 per barrel compared to $31.42 per barrel in 2004. Crude oil sales represented 96 percent of the company's total production revenue. Natural gas sales contributed $414,000. Income, primarily earned on short-term cash deposits since closing a $75 million equity financing in early September 2005, provided $700,000.

ROYALTIES

	2005		2004	
	Total	Per boe	Total	Per boe
For the year ended December 31	$2,582,561	$8.16	$2,138,916	$5.54
percentage of petroleum and natural gas revenue	22%		19%	

Royalties represent charges against production or revenue by governments and landowners. Royalties in 2005 were $2,583,000 ($8.16 per boe, or 22 percent of petroleum and natural gas revenue) compared to $2,139,000 in 2004 ($5.54 per boe, or 19 percent of petroleum and natural gas revenue).

From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices. The increase from 2004 to 2005 reflects market conditions.

OPERATING EXPENSES AND NETBACKS

Company Netbacks [1]

For the year ended December 31

	2005		2004		% Change	
	Total	**Per boe**	Total	Per boe	Total	Per boe
Average daily production (boe/d)		867		1,055		(18)
Petroleum and natural gas revenue	$11,677,649	$36.91	$11,179,404	$28.95	4	27
Other income	700,034	2.21	36,484	0.09	1819	2356
Total revenue	12,377,683	39.12	11,215,888	29.04	10	35
Royalties	(2,582,561)	(8.16)	(2,138,916)	(5.54)	21	47
Net revenue	9,795,122	30.96	9,076,972	23.50	8	32
Operating costs	(2,445,393)	(7.73)	(3,765,531)	(9.75)	(35)	(21)
Operating netback	$7,349,729	$23.23	$5,311,441	$13.75	38	69

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management of Connacher with performance measures and that provides shareholders and investors with a measurement of Connacher's efficiency and its ability to fund future growth through capital expenditures.

For 2005 operating costs of $2,445,000 were 35 percent lower than in the prior year, and on a per unit basis, were reduced by 21 percent to $7.73 per boe. The reduction in operating costs, both absolutely and on a per unit basis, reflects the company's ability to more efficiently operate its remaining petroleum and natural gas properties, having disposed of certain higher-cost producing properties in July 2004. This was a significant accomplishment as, in general, the industry's cost structure has been rising.

As a result of higher product prices and lower operating costs, operating netbacks per boe for 2005 increased 69 percent to $23.23 per boe compared to $13.75 in 2004.

GENERAL AND ADMINISTRATIVE EXPENSES

In 2005, general and administrative ("G&A") expenses were $2.7 million compared to $2.0 million in 2004, an increase of 35 percent from 2004, reflecting inflationary effects, increased costs associated with being a public company as well as increased staffing that occurred later in 2004. G&A of $145,000 was capitalized in 2005 (2004-$70,700).

Non-cash stock-based compensation costs of $1.6 million were recorded in 2005 (2004-$181,000). These charges reflect the fair value of all stock options granted and vested in each year. Of this amount, $1.2 million was expensed (2004 - $181,000) and $409,000 was capitalized (2004 - nil).

FINANCE CHARGES AND FOREIGN EXCHANGE

Financing charges were $308,000 in 2005, a 60 percent reduction from the $770,000 reported in 2004. These charges expensed in 2005 were reduced significantly from 2004 due to debt reduction resulting from equity financings completed in late 2004 and in 2005.

When translating and consolidating Petrolifera's foreign denominated financial results prior to deconsolidation, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange gain of $30,000 in 2005 compared to the loss of $46,000 in 2004. The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

DD&A expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in 2005 was $5.8 million, a 16 percent decrease from last year. This equates to $18.32 per boe of production compared to $17.81 per boe last year.

Capital costs of $11.3 million (2004 – $4.4 million) related to the Great Divide oil sands project, which is in a pre-production state have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $2.5 million (2004 – $3.4 million) were excluded from the depletion calculation, while future development costs of $1.8 million (2004 - $2.4 million) for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $165,000 (2004 - $178,000) in respect of the company's estimated asset retirement obligations. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $3.1 million to the estimated total undiscounted liability of $5.4 million over the remaining economic life of the company's oil and gas properties.

CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2005 or 2004.

DILUTION GAIN

In 2004 and in 2005, the company's equity interest in Petrolifera was diluted as a result of Petrolifera issuing common shares. In November 2004, the company's equity interest was reduced from 100 percent to 61 percent; in March 2005 it was reduced to 40 percent, and in late 2005, it was further reduced to 33 percent. These reductions resulted in a dilution gain to the company of $4.5 million in 2005 and $1.4 million in 2004.

LOSS APPLICABLE TO EQUITY INTEREST IN INVESTMENTS

The loss applicable to equity interests of $27,000 in 2005 represents Connacher's equity interest share of Petrolifera's loss since commencing to account for Petrolifera on an equity basis in the third quarter of 2005.

TAXES

The income tax provision of $870,000 in 2005 includes a current tax provision of $102,000 which is principally the Large Corporations Tax in Canada and a future income tax provision of $768,000.

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As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $124,000 ($72,000 net of tax) for 2002 and $92,000 ($55,000 net of tax) for 2003 was recorded as an adjustment to the opening balance of retained earnings for 2004. There was no significant impact to the Statements of Operations for 2004 and 2005.

At December 31, 2005 the company had approximately $3 million of non-capital losses which do not expire before 2009, $38 million of deductible resource pools and $6 million of deductible financing costs.

NET EARNINGS

For the year ended December 31

	2005		2004		% change	
	Total	Per boe	Total	Per boe	Total	Per boe
Operating netback	$7,349,729	$23.23	$5,311,441	$13.75	38	69
General & administrative	(2,659,599)	(8.40)	(2,016,578)	(5.22)	32	61
Stock-based compensation	(1,191,971)	(3.77)	(180,661)	(0.47)	560	702
Financing charges	(307,574)	(0.97)	(770,026)	(1.99)	(60)	(51)
Foreign exchange gain (loss)	29,852	0.09	(45,524)	(0.12)	-	-
Depletion, depreciation and accretion	(5,796,820)	(18.32)	(6,876,110)	(17.81)	(16)	3
Loss applicable to non-controlling interest	-	-	(8,930)	(0.02)	-	-
Dilution gain	4,464,700	14.11	1,353,199	3.51	230	302
Equity interest in Petrolifera loss	(27,434)	(0.09)	-	-	-	-
Income tax recovery (provision)	(869,993)	(2.75)	256,778	0.66	-	-
Net earnings (loss)	$990,890	$3.13	$(2,976,411)	$(7.71)	-	-

In 2005 the company reported earnings of $991,000 ($0.01 per basic and diluted share outstanding). This compares to a net loss of $3 million or $0.06 loss per basic and diluted share for 2004. Earnings per boe produced were $3.13 compared to a loss last year of $7.71.

SHARES OUTSTANDING

For 2005, the weighted average number of common shares outstanding was 106,113,563 (2004 – 50,907,947) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 111,845,687 (2004 – 53,328,551). The substantial increase in shares outstanding year over year reflects the November and December 2004 issuance from treasury of 41,706,663 common shares for gross cash proceeds of $21.3 million and the combined September and December 2005 issues of 45,541,000 common shares for gross cash proceeds of $90 million.

As at March 23, 2006, the company had the following securities issued and outstanding:

- 190,256,659 common shares;
- 361,057 share purchase warrants; and
- 8,641,234 share purchase options.

Details of the exercise provisions and terms of the warrants and options are noted in the consolidated financial statements, included in this annual report.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures. Management believes that available cash, together with proceeds from an equity financing completed in March 2006 and new and anticipated debt facilities and cash flow from operations before working capital changes, are expected to provide sufficient funding for working capital purposes and for

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the company's anticipated capital program in 2006. The company's only financial instruments are accounts receivable and payable; it maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

Year ended December 31

	2005	2004
	$	$
Net earnings (loss)	990,890	(2,976,411)
Items not involving cash:		
Depletion, depreciation and accretion	5,796,820	6,876,110
Stock-based compensation	1,191,971	180,661
Financing charges	150,000	-
Future income tax provision (recovery)	768,090	(372,250)
Foreign exchange (gain) loss	(29,852)	45,524
Lease inducement amortization	(72,905)	-
Dilution gain	(4,464,700)	(1,353,199)
Income applicable to non-controlling interests	-	8,930
Equity interest in Petrolifera loss	27,434	-
Cash flow from operations before working capital changes	4,357,748	2,409,365

For 2005, cash flow was $4.4 million ($0.04 per basic and diluted share), 81 percent higher than $2.4 million ($0.05 per basic and diluted share) in 2004.

Cash flow per boe was $13.77 in 2005 compared to $6.24 in 2004. This represents 37 percent of the average company selling price per boe compared to 22 percent in 2004 and an increase of 121 percent over 2004.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

For 2005, capital expenditures totaled $16.8 million. A breakdown of these expenditures for the year follows:

- $9.1 million, for drilling 19 oil sands delineation core holes, 7.35 net conventional oil wells and for workovers of conventional wells at Battrum, Saskatchewan;
- $5.0 million for seismic and research studies;
- $1.7 million for property acquisitions; and
- $1.0 million for other expenditures.

Except for a commitment to incur $200,000 of capital expenditures on behalf of joint ventures in the Tompkins area of southwest Saskatchewan, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in 70,400 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 2,000 acre tract ("Pod One") on which approximately $11 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir, and to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d using steam assisted gravity drainage ("SAGD"). Capital development costs for Pod One are expected to approximate $160 million. Over 75 percent of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Full development of Pod One will commence upon receiving regulatory approval. Additionally, the company is attempting to drill 50 additional delineation wells in the 2006 winter drilling season to define further oil bearing reservoirs on some of the remaining 68,400 acres at Great Divide.

Recent Financing

In September 2005, the company issued 40,541,000 common shares at $1.85 per share for gross proceeds of $75 million to fund a portion of its Great Divide Oil Sands Project. Proceeds of the financing were utilized as follows:

	As stated at the time of the financing	As actually applied
Gross proceeds	$75,000,850	$75,000,850
Underwriters commission and issue costs	4,900,000	4,877,844
Applied to reduce indebtedness	2,300,000	2,300,000
Available for Great Divide Oil Sands Project and general corporate purposes	$67,800,850	$67,823,006

In December 2005, the company issued five million flow-through common shares at $3.00 per share for gross proceeds of $15 million to fund the company's planned 50 well program in the winter of 2005-2006. Proceeds of the financing were utilized as follows:

	As stated at the time of the financing	As actually applied
Gross proceeds	$15,000,000	$15,000,000
Underwriters commission and issue costs	1,175,000	1,105,120
Available for/applied to delineation drilling and seismic	$13,825,000	$13,894,880

In February 2006 the company entered into financing commitment letters with BNP Paribas, a major international bank, for the following lending facilities:

(i) a $45 million reserve-based loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. This facility was established on March 16, 2006.

(ii) a commitment letter to secure a US$51 million bridge loan to fund a significant portion of the proposed acquisition of the Montana refinery. It is also anticipated this facility will be established immediately prior to the closing of the refinery purchase, scheduled for March 31, 2006.

BNP Paribas has also proposed a US$148 million term loan which would be used in part to repay the US$51 million bridge loan drawn. If the proposed term debt facility is completed on satisfactory terms, forecast surplus proceeds would be utilized to supplement the company's available cash flow and cash balances to finance forecast capital expenditures of the company's Great Divide Oil Sands Project.

In March 2006 subsequent to year end 2005, the company issued 19,047,800 common shares at $5.25 per share for gross proceeds of $100 million to fund exploration and development activities associated with conventional crude oil and natural gas activities and the Great Divide Oil Sands Project, for general corporate purposes, for working capital and to possibly partially fund the acquisition of Luke Energy Ltd. Proceeds of the financing were utilized as follows:

	As stated at the time of financings	As actually applied
Gross proceeds	$100,000,950	$100,000,950
Underwriters commission and issue costs	6,250,000	6,250,000
Available for exploration and development, general corporate purposes, for working capital and to possibly fund a portion of the Luke acquisition	$93,750,950	$93,750,950

Acquisition of Luke Energy Ltd. ("Luke")

In December 2005 the company entered into a binding letter agreement to purchase, by way of a Plan of Arrangement, all of the shares of Luke for a cash consideration of $2.31 plus 0.75 of a Connacher common share for each Luke common share. On March 15, 2006 the Luke shareholders voted to approve the arrangement and on March 16, 2006 the arrangement was completed by the payment in total of $91.5 million and the issuance of 29.7 million Connacher common shares from treasury.

Luke is now a wholly-owned subsidiary of Connacher and produces approximately 2,800 boe/d (90 percent natural gas), largely at Marten Creek in northern Alberta. It operates most of its high working interest properties. This production was considered strategic to Connacher, as it provides a physical hedge to its initial requirements for natural gas to create steam for the company's proposed SAGD oil sands project at Great Divide. Based on current Luke production volumes and anticipated results of further development

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programs, the Luke purchase could also provide surplus volumes for sale in the marketplace and meet future Connacher requirements at Great Divide.

Proposed acquisition of refining assets in Montana

In March 2006, the company announced its intention to acquire all of the assets of an 8,300 bbl/d refinery located in Great Falls, Montana, USA for approximately US$55 million, comprised of cash and one million Connacher common shares to be issued from treasury. Closing is scheduled for March 31, 2006, subject to normal conditions for a transaction of this nature. Full employment of the existing workforce is expected for the continued, operation of the refinery.

This acquisition was considered strategic to provide Connacher with protection against wider and more volatile crude oil price differential swings. These have become increasingly frequent in the current higher oil price environment for the heavy oil which would be produced at Great Divide. The refinery is anticipated to be a profitable and strong business unit which, based on recent experience, has the potential to contribute to the company's cash flow growth in 2006 and beyond.

RELATED PARTY TRANSACTIONS

In 2005 the company paid professional legal fees of $539,004 (2004 - $250,800) to a law firm in which officers or directors of the company are related parties. Transactions with the foregoing related parties occurred within the normal course of business and have been measured at their exchange amount on normal business terms. The exchange amount is the amount of consideration established and agreed to by the related parties.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The significant accounting policies used by the company are described below. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in these judgments and estimates may have a material impact on the company's financial results and condition. The following discusses such accounting policies and is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the company and the likelihood of materially different results being reported. Management reviews it estimates regularly. The emergence of new information and changed circumstances may result in changes to estimates which could be material and the company might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

The following assessment of significant accounting polices is not meant to be exhaustive.

Oil and Gas Reserves

Under Canadian Securities Regulators' "National Instrument 51-101-Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. In accordance with this definition, the level of certainty should result in at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case probable reserves, which are less certain to be recovered than proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of proved plus probable plus possible reserves.

The oil and gas reserve estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the company's plans. The reserve estimates are also used in determining the company's borrowing base for its credit facilities and may impact the same upon revision or changes to the reserve estimates. The effect of changes in proved oil and gas reserves on the financial results and position of the company is described under the heading "Full Cost Accounting for Oil and Gas Activities".

FULL COST ACCOUNTING FOR OIL AND GAS ACTIVITIES

Depletion Expense

The company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs and estimated future development costs less estimated salvage values is amortized using the unit-of-production method based on estimated proved oil and gas reserves.

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Major Development Projects and Unproved Properties

Certain costs related to major development projects and unproved properties are excluded from net capitalized costs subject to depletion until proved reserves have been determined or their value is impaired. These costs are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to income.

Full Cost Accounting Ceiling Test

The company is required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. Impairment is indicated if the carrying value of the long-lived asset or oil and gas cost centre is not recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings.

The ceiling test is based on estimates of reserves, production rate, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements could be material.

Asset Retirement Obligations

The company is required to provide for future removal and site restoration costs by estimating these costs in accordance with existing laws, contracts or other policies. These estimated costs are charged to earnings and the appropriate liability account over the expected service life of the asset. When the future removal and site restoration costs cannot be reasonably determined, a contingent liability may exist. Contingent liabilities are charged to earnings only when management is able to determine the amount and the likelihood of the future obligation. The company estimates future retirement costs based on current estimates adjusted for inflation and credit risk. These estimates are subject to management uncertainty.

Income Taxes

The company follows the liability method of accounting for income taxes. Under this method tax assets are recognized when it is more than likely realization will occur. Tax liabilities are recognized for temporary differences between recorded book values and underlying tax values. Rates used to determine asset and liability amounts are rates in future periods when the timing differences change. The period in which a timing difference reverses are impacted by future income and capital expenditures. Rates are also affected by legislation changes. These components can impact the charges to future income for taxes.

Stock-Based Compensation

The company uses the fair value method to account for stock options. The determination of the amounts for stock-based compensation are based on assumption of stock volatility, interest rates and the term of the option. Assumptions by their nature are subject to measurement uncertainty.

Legal, Environment Remediation and Other Contingent Matters

In respect of these matters, the company is required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine if such a loss can be estimated. When any such loss is determined, it is charged to earnings. Management continually monitors known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by circumstance.

COMMITMENTS, CONTINGENCIES, GUARANTEES, CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

The company's annual commitments under leases for office premises and operating costs, field compression equipment, software license agreements and other equipment are as follows:

2006 - $497,000; 2007 - $399,000; 2008 - $549,000; 2009 - $543,000; 2010 - $224,000

Additionally, the company has various guarantees and indemnifications in place in the ordinary course of business, none of which are expected to have a significant impact on the company's financial statements or operations. The company has not entered into any off-balance sheet arrangement.

CHANGES IN ACCOUNTING POLICIES

The company changed its method of accounting for stock options in 2004 to the fair value method. Stock option expenses in 2004 reflected this change. Also, in 2004 the company retroactively adopted the method of accounting for asset retirement obligations.

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Prior year figures reflect this change. Further, in 2004 the company commenced applying the new requirements for ceiling test calculations. This change had no impact for 2004.

CONTROL CERTIFICATION

Connacher has designed disclosure controls and procedures to provide reasonable assurance that material information related to the company is included in the company's annual filings. Additionally, Connacher has evaluated the effectiveness of the company's disclosure controls and procedures as of the end of the filing period of December 31, 2005 and concluded that these controls are effective.

BUSINESS RISKS

Connacher is exposed to certain risks and uncertainties inherent in the oil and gas business. Furthermore, being a smaller independent company, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, through the company's investment in Petrolifera which operates in various jurisdictions, it has become exposed to other risks including currency fluctuations, political risk, price controls and varying forms of fiscal regimes or changes thereto which may impair Petrolifera's ability to conduct profitable operations.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

The company relies on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its productivity and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.

The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of domestic and international oil and gas exploration, development and production activities. In the past the company has entered into forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management continuously reviews the need to utilize such financing techniques.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery, assuming its proposed acquisition is completed as anticipated. Timing for development and first production from the Great Divide Oil Sands Project is subject to regulatory approvals which are beyond the control of Connacher.

There can be no assurance that regulatory approvals will be granted on terms acceptable to the company or at all. The timing for start-up of production is dependent on, among other things, regulatory approvals, availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing may be required for the Great Divide Oil Sands Project, the company's conventional petroleum and natural gas assets and for the proposed Montana refinery.

Additional information relating to Connacher, including Connacher's Annual Information Form is on SEDAR at www.sedar.com.

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QUARTERLY RESULTS

	2004				2005			
Three Months Ended	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30 [3]	Dec 31
Financial Highlights ($000 except per share amounts) - Unaudited								
Total revenue	3,290	3,556	2,383	1,987	1,857	2,796	4,183	3,542
Cash flow from operations before								
working capital changes [1]	944	516	478	471	265	877	1,978	1,238
Basic, per share [1]	0.02	0.01	0.01	0.01	-	0.01	0.02	0.01
Diluted, per share [1]	0.02	0.01	0.01	0.01	-	0.01	0.02	0.01
Net earnings (loss)	(689)	(1,268)	(869)	(150)	1,673	(230)	(1,034)	582
Basic, per share	(0.01)	(0.03)	(0.02)	-	0.02	-	(0.01)	-
Diluted, per share	(0.01)	(0.03)	(0.02)	-	0.02	-	(0.01)	-
Capital expenditures	10,391	2,603	681	3,954	6,047	5,649	2,870	2,241
Proceeds on disposal of PNG properties	-	89	17,564	(49)	-	-	-	-
Bank debt	20,600	23,655	7,563	-	-	250	-	-
Working capital surplus (deficiency)	(9,850)	(8,357)	(6,644)	3,549	5,588	854	67,440	75,427
Cash on hand (net debt)	(30,450)	(32,012)	(14,207)	3,914	8,286	2,629	67,708	75,511
Shareholders' equity	21,528	20,806	20,090	40,375	41,079	41,090	113,081	129,108
Operating Highlights								
Production / sales volumes								
Natural gas - mcf/d	2,268	1,860	1,068	1,290	1,328	1,416	497	86
Crude oil - bbl/d	859	1,004	636	646	629	702	808	775
Equivalent - boe/d [2]	1,237	1,314	814	861	850	938	891	789
Pricing								
Crude oil - $/bbl	30.41	29.46	36.58	30.68	30.02	41.23	53.40	41.54
Natural gas - $/mcf	4.42	5.11	2.21	1.29	1.18	0.99	1.88	7.55
Selected Highlights - $/boe [2]								
Weighted average sales price	29.22	29.74	31.48	24.93	24.04	32.35	49.48	41.61
Other income	-	-	0.33	0.15	0.24	0.41	1.57	7.15
Royalties	5.37	5.95	6.06	4.64	4.82	8.06	11.73	7.76
Operating costs	10.09	11.26	8.70	7.98	7.01	7.42	7.69	8.90
Operating netback [4]	13.76	12.53	17.05	12.47	12.45	17.28	31.63	32.09
Common Share Information								
Shares outstanding at end of period (000's)	46,153	47,368	47,668	89,627	92,753	93,013	134,236	139,940
Weighted average shares outstanding for the period								
Basic (000's)	46,067	47,042	47,400	50,908	91,189	92,875	103,851	136,071
Diluted (000's)	50,119	48,496	47,504	53,329	94,197	95,555	106,397	142,507
Volume traded during quarter (000's)	20,706	30,108	8,880	25,256	40,486	16,821	180,848	100,246
Common share price ($)								
High	1.75	1.08	0.44	0.80	1.22	1.05	2.69	4.20
Low	0.73	0.30	0.28	0.29	0.49	0.68	0.76	1.09
Close (end of period)	0.78	0.40	0.32	0.55	0.93	0.82	2.54	3.84

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) Operating netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Richard R. Kines, Vice President, Finance and Chief Financial Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "Issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings; and

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 23, 2006.

Richard R. Kines
Vice President, Finance and Chief Financial Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "Issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings; and

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 23, 2006.

R. A. Gusella

Richard A. Gusella
President and Chief Executive Officer

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PRESS RELEASE **March 23, 2006**

CONNACHER MAKES GREAT PROGRESS IN 2005

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) released its 2005 operating and financial results today. The company made great progress in 2005. This was recognized in public capital markets as Connacher's common shares were the top performing oil stock on the Toronto Stock Exchange during 2005, increasing approximately 600 percent. Further gains have been recorded in 2006. Certain information contained in this release is forward-looking. See "Forward-looking Statements".

Highlights of the year are as follows:

. Proved and Probable recoverable reserves (2P) increased by 2,600 percent to 72.1 million boe; 3P reserves reached 112 million boe. Reserves are attributable to Connacher's conventional properties, as estimated by DeGolyer and MacNaughton Canada Limited ("D&M"), and Pod One at Connacher's Great Divide oil sands project, as estimated by GLJ Petroleum Consultants ("GLJ"). GLJ also recognized best estimate prospective resources of 189.8 million barrels of oil-in place contingent resources (359.6 million barrels on a high estimate basis) with estimated initial best-estimate recoverable resources of 83.7 million barrels (202.6 million barrels on a high estimate basis). GLJ uses 15 meters of pay for its best-estimate of resources (10 meters for its high estimate). None of the GLJ estimates incorporate the results of Connacher's 2006 drilling program at Great Divide or the reserves of Luke Energy Ltd. ("Luke") acquired on March 16, 2006. All estimates are prepared in accordance with National Instrument 51-101 ("NI 51-101").

. An application was submitted for the 10,000 bbl/d Great Divide project in Alberta's oil sands.

. $90 million of new equity was raised.

. The value of Connacher's Petrolifera holding skyrocketed with significant new discoveries in Argentina

. Finished the year debt-free with working capital of $75 million

Subsequent to year end, Connacher:

. Acquired Luke through a Plan of Arrangement in March 2006

. Reached agreement to acquire refining assets in Montana

. Raised a further $100 million of new equity

. Saw its fully-diluted market capitalization surpass $1 billion, up from approximately $15 million only 18 months ago.

The main development of 2005 was the recognition of the company's Great Divide reserves. This was originally announced in August 2005. At year end, our independent consultant GLJ reaffirmed their mid-year appraisal of our reserves and resources at Great Divide. **No recognition was given to the current core hole program underway on our property in this region as the work commenced subsequent to year end.** Connacher intends to conduct quarterly updates, as warranted by activity, in order to establish the magnitude of its reserve and resource base which might be developed beyond Pod One, which is all that is recognized in the reserve category in the two GLJ reports which have been prepared for the company to date.

Based in part on the affirmation of its reserves by an independent consultant, in August 2005 Connacher submitted an application to develop Pod One (the "Great Divide Project") to the Alberta Energy and Utilities Board ("EUB") and Alberta Environment ("Environment"), with a view, on approval, to the construction of the necessary plant and facilities and to drilling the required horizontal well pairs to establish production of 10,000 bbl/d over a 25 year life for the project. Connacher is awaiting regulatory approval. The company's current assessment is that at least 300 days from approval are needed to complete the construction and commissioning of the plant.

Capital markets were receptive during 2005 and the company was able to complete two equity financings to raise gross proceeds of $90 million. This further strengthened our balance sheet and Connacher ended the year with no debt, working capital of approximately $75 million and unused credit facilities. Subsequent to year end, a further $100 million of gross proceeds were raised from the sale of common shares from treasury at $5.25 per share. These accretive financings reflected the company's performance and broadened the shareholder and equity base of the company, reducing financial risk.

Connacher owns 13.3 million common shares of Petrolifera Petroleum Limited (PDP-TSX) on a fully diluted basis. During 2005 and into early 2006, Petrolifera made a number of significant new discoveries in Argentina. Accordingly, Petrolifera's common share price has appreciated substantially, benefiting Connacher. Connacher was responsible for the creation of Petrolifera as a vehicle to liberate the value of its international holdings. This has proven to be a successful undertaking, as the market value of Connacher's holdings have appreciated to approximately $150 million compared to a net cash investment of approximately $2 million. Connacher believes Petrolifera has a positive growth outlook and remains a supportive investor.

Subsequent to year end, we have been busy. In March 2006 we closed the purchase of Luke by way of a Plan of Arrangement. This transaction was strategically important to Connacher as it provides access to current production of natural gas with identifiable growth potential. As Connacher will initially burn natural gas to make steam for its Great Divide Project, Luke's production and reserves provide a physical hedge against volatile and rising natural gas prices. During 2005, Luke generated revenues of $43.5 million and cash flow from operations before non-cash items of $26.2 million. This broadened production, reserve revenue and cash flow base will be consolidated with Connacher's effective March 16, 2006, serving to strengthen prospective operations. Connacher also believes there is attractive potential associated with the Luke assets. The purchase was made for approximately $91.5 million cash and approximately 30 million Connacher common shares from treasury. As previously mentioned, Luke's reserves are to be incorporated into Connacher's reserve base as at March 16, 2006. This will be reported to Shareholders with our results for the period ended March 31, 2006 (scheduled for May 11, 2006 at the time of Connacher's scheduled Annual and Special Meeting of Shareholders).

In conjunctions with the Luke purchase, Connacher secured a new $55 million credit facility which remains unutilized. The company has approximately $55 million in cash after the payment for the Luke shares and discharge of related indebtedness, thus continuing to remain in a strong financial position.

Connacher has also announced its intention to acquire, through its wholly-owned subsidiary, Montana Refining Company, Inc., an 8,300 bbl/d refinery and related assets located in Great Falls,. Montana. This transaction is scheduled to close on March 31, 2006. The purchase price is approximately US$55 million comprised of cash and one million Connacher common shares to be issued from treasury. Included in the assets being purchased is a considerable inventory of refined products and other materials. Upon completion, the refinery will serve as an equivalent to Connacher's upgrader for its Great Divide Project, as the anticipated bitumen blend can be processed at the refinery and it can be delivered through existing pipelines, once Connacher's output at the Great Divide Project is connected. This strategic acquisition accordingly provides Connacher with a hedge against the increasing volatility and widening of crude oil price differentials for heavy oil such as will be produced at Great Divide. In 2005, the refinery generated approximately US$165 million of revenue, product costs of approximately US133 million, and operating expenses of approximately US$21 million based on public information provided by the vendor in a press release dated February 13, 2006. Connacher is particularly pleased that most of the qualified employees who have operated the refinery for many years will continue with the company, thus providing access to excellent continuity and expertise. As with the Luke transaction, this purchase strengthens the company's outlook. The purchase will be initially financed primarily with a $US 51 million bridge loan from BNP Paribas, a large international bank, the company's principal banker. Subject to market conditions and final terms, it is Connacher's intention to repay this loan with proceeds from a new term debt facility which the company will attempt to complete after closing of the purchase. Connacher has signed a non-binding mandate letter with BNP Paribas to raise US$148 million of term debt in North American capital markets after the refinery purchase closes. Surplus proceeds would be utilized to supplement the company's available cash and cash flow to finance the construction of the Great Divide Project.

Connacher believes the Luke purchase, the refinery purchase and its 2006 equity financing initiatives will substantially reduce the risks associated with oil sands projects. Furthermore, the current market value of Connacher's holdings of Petrolifera further strengthens the company's overall financial condition.

Focus will now be on execution in the construction of the plant and the drilling of the horizontal SAGD well pairs at Great Divide once regulatory approval is forthcoming. Additionally, we anticipate efforts will be directed on expanding the Luke reserve and production base, primarily at Marten Creek, Alberta; finalizing the 2006 core hole and 3D seismic programs at Great Divide to determine whether additional potentially commercial pods have been identified, so a new application for additional development can be considered and then submitted to regulators; and finally, on the successful integration of the company's refining activities into the Connacher sphere once that transaction is completed. We will continue to monitor the growth activities of Petrolifera as well.

During the year we added new two new directors and several new employees, and we are continuing to consolidate and strengthen our company. Attached to this press release is a summary highlight table for 2005 as well as the company's Management's Discussion and Analysis ("MD&A").

We appreciate the support of our shareholders, who are now over 39,500 in number after the Luke transaction. We are proud to have this large and diversified shareholder base. Our common shares trade actively, providing excellent liquidity for both buyers and sellers. We will endeavor to continue delivering our best effort in translating performance and opportunity into value which is recognized in the marketplace. We are well-positioned to succeed.

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $124,000 ($72,000 net of tax) for 2002 and $92,000 ($55,000 net of tax) for 2003 was recorded as an

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adjustment to the opening balance of retained earnings for 2004. There was no significant impact to the Statements of Operations for 2004 and 2005.

THREE-YEAR HISTORICAL SUMMARY

	2005	2004	2003
FINANCIAL HIGHLIGHTS			
($000 except per share amounts) - Unaudited			
Total revenue	**12,378**	11,216	9,982
Cash flow from operations [1]	**4,358**	2,409	3,353
Basic, per share [1]	**0.04**	0.05	0.10
Diluted, per share [1]	**0.04**	0.05	0.10
Net earnings (loss)	**991**	(2,976)	4,055
Basic, per share	**0.01**	(0.06)	0.13
Diluted, per share	**0.01**	(0.06)	0.12
Capital expenditures	**16,807**	17,629	35,790
Proceeds on disposal of oil and gas properties	**-**	17,604	-
Bank debt and note payable	**-**	-	12,100
Working capital deficiency	**75,427**	3,549	(8,994)
Net debt	**75,511**	3,914	(21,094)
Shareholders' equity	**129,108**	40,375	24,055
Total assets	**134,813**	46,090	53,650
OPERATING HIGHLIGHTS			
Production			
Natural gas (mcf/d)	**827**	1,620	1,190
Crude oil (bbl/d)	**729**	785	789
Equivalent (boe/d) [2]	**867**	1,055	987
Pricing			
Crude Oil ($/bbl)	**42.33**	31.42	30.03
Natural gas ($/mcf)	**1.37**	3.62	2.95
Selected Highlights ($/boe) [2]			
Weighted average sales price	**36.91**	28.95	27.56
Royalties	**8.16**	5.54	4.98
Operating and transportation costs	**7.73**	9.75	8.47
Netback [1], [2], [3]	**23.23**	13.75	14.25
Reserves (mboe) [2][5]			
Proved	**1,501**	2,078	3,085
Probable	**70,598**	1,763	2,489
Possible	**39,788**	53,070	1,484
Total	**111,887**	56,912	7,058
COMMON SHARE INFORMATION			
Shares outstanding at end of period (000)	**139,940**	89,627	45,903
Weighted average shares outstanding			
Basic (000)	**106,114**	50,908	32,362
Diluted (000)	**111,846**	53,329	35,333
Volume traded during the year (000)	**338,402**	84,950	39,445
Common share price ($)			
High	**4.20**	1.75	1.60
Low	**0.49**	0.28	0.30
Close, end of year	**3.84**	0.55	1.60

(1) Cash flow from operations, cash flow per share and netback are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies.

(2) Per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
(3) For detailed netbacks by product type and by country, see MD&A - "Operating Expenses and Operating Netbacks".
(4) No cash dividends were declared.
(5) 2004 reserves restated to reflect deconsolidation of Petrolifera.

Non-GAAP Measures

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAPP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding, cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAPP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

The following is dated as of March 23, 2006 and should be read in conjunction with the consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the years ended 2005 and 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is dated as of March 23, 2006 and should be read in conjunction with the consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the years ended 2005 and 2004 as contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties

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and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

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FINANCIAL AND OPERATING REVIEW
PRODUCTION, PRICING AND REVENUE

	2005	2004	2003
Daily production / sales volumes			
Crude oil – bbl/d	**729**	785	789
Natural gas –mcf/d	**827**	1,620	1,190
Combined – boe/d	**867**	1,055	987
Product pricing ($)			
Crude oil – per bbl	**42.33**	31.42	30.03
Natural gas – per mcf	**1.37**	3.62	2.95
Boe – per boe	**36.91**	28.95	27.56
Revenue ($000s)			
Petroleum and natural gas	**11,678**	11,180	9,931
Interest and other	**700**	36	51
Total	**12,378**	11,216	9,982

In 2005, total revenue increased 10 percent to $12.4 million. Petroleum and natural gas revenues were up four percent to $11.7 million from $11.2 million for 2004. This is primarily attributable to a 35 percent increase in the selling price of the company's crude oil offset by a seven percent reduction in sales volumes. Crude oil sales volumes averaged 729 bbl/d in 2005, down from the 785 bbl/d in 2004. This decrease is principally due to offsetting the impact of deconsolidation of Petrolifera by increased production at Battrum, Saskatchewan, where the company successfully drilled new wells and worked over existing wells to minimize production declines. As a consequence of increased world oil prices this year, the company's average crude oil selling price increased to $42.33 per barrel compared to $31.42 per barrel in 2004. Crude oil sales represented 96 percent of the company's total production revenue. Natural gas sales contributed $414,000. Income, primarily earned on short-term cash deposits since closing a $75 million equity financing in early September 2005, provided $700,000.

ROYALTIES

	2005		2004	
	Total	**Per boe**	Total	Per boe
For the year ended December 31	**$2,582,561**	**$8.16**	$2,138,916	$5.54
percentage of petroleum and natural gas revenue	**22%**		19%	

Royalties represent charges against production or revenue by governments and landowners. Royalties in 2005 were $2,583,000 ($8.16 per boe, or 22 percent of petroleum and natural gas revenue) compared to $2,139,000 in 2004 ($5.54 per boe, or 19 percent of petroleum and natural gas revenue).

From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices. The increase from 2004 to 2005 reflect market conditions.

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OPERATING EXPENSES AND NETBACKS

Company Netbacks [1]

For the year ended December 31

	2005		2004		% Change	
	Total	**Per boe**	Total	Per boe	Total	Per boe
Average daily production (boe/d)		**867**		1,055		(18)
Petroleum and natural gas revenue	**$11,677,649**	**$36.91**	$11,179,404	$28.95	4	27
Other income	**700,034**	**2.21**	36,484	0.09	1819	2356
Total revenue	**12,377,683**	**39.12**	11,215,888	29.04	10	35
Royalties	**(2,582,561)**	**(8.16)**	(2,138,916)	(5.54)	21	47
Net revenue	**9,795,122**	**30.96**	9,076,972	23.50	8	32
Operating costs	**(2,445,393)**	**(7.73)**	(3,765,531)	(9.75)	(35)	(21)
Operating netback	**$7,349,729**	**$23.23**	$5,311,441	$13.75	38	69

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management of Connacher with performance measures and that provides shareholders and investors with a measurement of Connacher's efficiency and its ability to fund future growth through capital expenditures.

For 2005 operating costs of $2,445,000 were 35 percent lower than in the prior year, and on a per unit basis, were reduced by 21 percent to $7.73 per boe. The reduction in operating costs, both absolutely and on a per unit basis, reflects the company's ability to more efficiently operate its remaining petroleum and natural gas properties, having disposed of certain higher-cost producing properties in July 2004. This was a significant accomplishment as, in general, the industry's cost structure has been rising.

As a result of higher product prices and lower operating costs, operating netbacks per boe for 2005 increased 69 percent to $23.23 per boe compared to $13.75 in 2004.

GENERAL AND ADMINISTRATIVE EXPENSES

In 2005, general and administrative ("G&A") expenses were $2.7 million compared to $2.0 million in 2004, an increase of 35 percent from 2004, reflecting inflationary effects, increased costs associated with being a public company as well as increased staffing that occurred later in 2004. G&A of $145,000 was capitalized in 2005 (2004-$70,700).

Non-cash stock-based compensation costs of $1.6 million were recorded in 2005 (2004-$181,000). These charges reflect the fair value of all stock options granted and vested in each year. Of this amount, $1.2 million was expensed (2004 - $181,000) and $409,000 was capitalized (2004 - nil).

FINANCE CHARGES AND FOREIGN EXCHANGE

Financing charges were $308,000 in 2005, a 60 percent reduction from the $770,000 reported in 2004. These charges expensed in 2005 were reduced significantly from 2004 due to debt reduction resulting from equity financings completed in late 2004 and in 2005.

When translating and consolidating Petrolifera's foreign denominated financial results prior to deconsolidation, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange gain of $30,000 in 2005 compared to the loss of $46,000 in 2004. The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars.

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DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

DD&A expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in 2005 was $5.8 million, a 16 percent decrease from last year. This equates to $18.32 per boe of production compared to $17.81 per boe last year.

Capital costs of $11.3 million (2004 – $4.4 million) related to the Great Divide oil sands project, which is in a pre-production state have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $2.5 million (2004 – $3.4 million) were excluded from the depletion calculation, while future development costs of $1.8 million (2004 - $2.4 million) for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $165,000 (2004 - $178,000) in respect of the company's estimated asset retirement obligations. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $3.1 million to the estimated total undiscounted liability of $5.4 million over the remaining economic life of the company's oil and gas properties.

CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2005 or 2004.

DILUTION GAIN

In 2004 and in 2005, the company's equity interest in Petrolifera was diluted as a result of Petrolifera issuing common shares. In November 2004, the company's equity interest was reduced from 100 percent to 61 percent; in March 2005 it was reduced to 40 percent, and in late 2005, it was further reduced to 33 percent. These reductions resulted in a dilution gain to the company of $4.5 million in 2005 and $1.4 million in 2004.

LOSS APPLICABLE TO EQUITY INTEREST IN INVESTMENTS

The loss applicable to equity interests of $27,000 in 2005 represents Connacher's equity interest share of Petrolifera's loss since commencing to account for Petrolifera on an equity basis in the third quarter of 2005.

TAXES

The income tax provision of $870,000 in 2005 includes a current tax provision of $102,000 which is principally the Large Corporations Tax in Canada and a future income tax provision of $768,000.

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $124,000 ($72,000 net of tax) for 2002 and $92,000 ($55,000 net of tax) for 2003 was recorded as an adjustment to the opening balance of retained earnings for 2004. There was no significant impact to the Statements of Operations for 2004 and 2005.

At December 31, 2005 the company had approximately $3 million of non-capital losses which do not expire before 2009, $38 million of deductible resource pools and $6 million of deductible financing costs.

NET EARNINGS

For the year ended December 31

	2005		2004		% change	
	Total	**Per boe**	Total	Per boe	Total	Per boe
Operating netback	**$7,349,729**	**$23.23**	$5,311,441	$13.75	38	69
General & administrative	**(2,659,599)**	**(8.40)**	(2,016,578)	(5.22)	32	61
Stock-based compensation	**(1,191,971)**	**(3.77)**	(180,661)	(0.47)	560	702
Financing Charges	(307,574)	(0.97)	(770,026)	(1.99)	(60)	(51)
Foreign exchange gain (loss)	**29,852**	**0.09**	(45,524)	(0.12)	-	-
Depletion, depreciation and accretion	**(5,796,820)**	**(18.32)**	(6,876,110)	(17.81)	(16)	3
Loss applicable to non-controlling interest	-	-	(8,930)	(0.02)	-	-
Dilution gain	**4,464,700**	**14.11**	1,353,199	3.51	230	302
Equity interest in Petrolifera loss	**(27,434)**	**(0.09)**	-	-	-	-
Income tax recovery (provision)	**(869,993)**	**(2.75)**	256,778	0.66	-	-
Net earnings (loss)	**$990,890**	**$3.13**	$(2,976,411)	$(7.71)	-	-

In 2005 the company reported earnings of $991,000 ($0.01 per basic and diluted share outstanding). This compares to a net loss of $3 million or $0.06 loss per basic and diluted share for 2004. Earnings per boe produced were $3.13 compared to a loss last year of $7.71.

SHARES OUTSTANDING

For 2005, the weighted average number of common shares outstanding was 106,113,563 (2004 – 50,907,947) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 111,845,687 (2004 – 53,328,551). The substantial increase in shares outstanding year over year reflects the November and December 2004 issuance from treasury of 41,706,663 common shares for gross cash proceeds of $21.3 million and the combined September and December 2005 issues of 45,541,000 common shares for gross cash proceeds of $90 million.

As at March 23, 2006, the company had the following securities issued and outstanding:

- 190,256,659 common shares;
- 361,057 share purchase warrants; and
- 8,641,234 share purchase options.

Details of the exercise provisions and terms of the warrants and options are noted in the consolidated financial statements, included in this annual report.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these

non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures. Management believes that available cash, together with proceeds from an equity financing completed in March 2006 and new and anticipated debt facilities and cash flow from operations before working capital changes, are expected to provide sufficient funding for working capital purposes and for the company's anticipated capital program in 2006. The company's only financial instruments are accounts receivable and payable; it maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

Year ended December 31		
	2005	2004
	$	$
Net earnings (loss)	**990,890**	(2,976,411)
Items not involving cash:		
Depletion, depreciation and accretion	**5,796,820**	6,876,110
Stock-based compensation	**1,191,971**	180,661
Financing charges	**150,000**	-
Future income tax provision (recovery)	**768,090**	(372,250)
Foreign exchange (gain) loss	**(29,852)**	45,524
Lease inducement amortization	**(72,905)**	-
Dilution gain	**(4,464,700)**	(1,353,199)
Income applicable to non-controlling interests	**-**	8,930
Equity interest in Petrolifera loss	**27,434**	-
Cash flow from operations before working capital changes	**4,357,748**	2,409,365

For 2005, cash flow was $4.4 million ($0.04 per basic and diluted share), 81 percent higher than $2.4 million ($0.05 per basic and diluted share) in 2004.

Cash flow per boe was $13.77 in 2005 compared to $6.24 in 2004. This represents 37 percent of the average company selling price per boe compared to 22 percent in 2004 and an increase of 121 percent over 2004.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

For 2005, capital expenditures totaled $16.8 million. A breakdown of these expenditures for the year follows:

- $9.1 million, for drilling 19 oil sands delineation core holes, 7.35 net conventional oil wells and for workovers of conventional wells at Battrum, Saskatchewan;
- $5.0 million for seismic and research studies;
- $1.7 million for property acquisitions; and
- $1.0 million for other expenditures.

Except for a commitment to incur $200,000 of capital expenditures on behalf of joint ventures in the Tompkins area of southwest Saskatchewan, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced

by the fact that Connacher operates most of its wells and holds an average 92 percent working interest, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in 70,400 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 2,000 acre tract ("Pod One") on which approximately $11 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir, and to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d using steam assisted gravity drainage ("SAGD"). Capital development costs for Pod One are expected to approximate $160 million. Over 75 percent of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Full development of Pod One will commence upon receiving regulatory approval. Additionally, the company is attempting to drill 50 additional delineation wells in the 2006 winter drilling season to define further oil bearing reservoirs on some of the remaining 68,400 acres at Great Divide.

Recent Financing

In September 2005, the company issued 40,541,000 common shares at $1.85 per share for gross proceeds of $75 million to fund a portion of its Great Divide Oil Sands Project. Proceeds of the financing were utilized as follows:

	As stated at the time of the financing	As actually applied
Gross proceeds	$75,000,850	$75,000,850
Underwriters commission and issue costs	4,900,000	4,877,844
Applied to reduce indebtedness	2,300,000	2,300,000
Available for Great Divide Oil Sands Project and general corporate purposes	$67,800,850	$67,823,006

In December 2005, the company issued five million flow-through common shares at $3.00 per share for gross proceeds of $15 million to fund the company's planned 50 well program in the winter of 2005-2006. Proceeds of the financing were utilized as follows:

	As stated at the time of the financings	As actually applied
Gross proceeds	$15,000,000	$15,000,000
Underwriters commission and issue costs	1,175,000	1,105,120
Available for/applied to delineation drilling and seismic	$13,825,000	$13,894,880

In February 2006 the company entered into financing commitment letters with BNP Paribas, a major international bank, for the following lending facilities:

(i) a $45 million reserve-based loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. This facility was established on March 16, 2006.

(ii) a commitment letter to secure a US$51 million bridge loan to fund a significant portion of the proposed acquisition of the Montana refinery. It is also anticipated this facility will be established immediately prior to the closing of the refinery purchase, scheduled for March 31, 2006.

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BNP Paribas has also proposed a US$148 million term loan which would be used in part to repay the US$51 million bridge loan drawn. If the proposed term debt facility is completed on satisfactory terms, forecast surplus proceeds would be utilized to supplement the company's available cash flow and cash balances to finance forecast capital expenditures of the company's Great Divide Oil Sands Project.

In March 2006 subsequent to year end 2005, the company issued 19,047,800 common shares at $5.25 per share for gross proceeds of $100 million to fund exploration and development activities associated with conventional crude oil and natural gas activities and the Great Divide Oil Sands Project, for general corporate purposes, for working capital and to possibly partially fund the acquisition of Luke Energy Ltd. Proceeds of the financing were utilized as follows:

	As stated at the time of financings	As actually applied
Gross proceeds	$100,000,950	$100,000,950
Underwriters commission and issue costs	6,250,000	6,250,000
Available for exploration and development, general corporate purposes, for working capital and to possibly fund a portion of the Luke acquisition	$93,750,950	$93,750,950

Acquisition of Luke Energy Ltd. ("Luke")

In December 2005 the company entered into a binding letter agreement to purchase, by way of a Plan of Arrangement, all of the shares of Luke for a cash consideration of $2.31 plus 0.75 of a Connacher common share for each Luke common share. On March 15, 2006 the Luke shareholders voted to approve the arrangement and on March 16, 2006 the arrangement was completed by the payment in total of $91.5 million and the issuance of 29.7 million Connacher common shares from treasury.

Luke is now a wholly-owned subsidiary of Connacher and produces approximately 2,800 boe/d (90 percent natural gas), largely at Marten Creek in northern Alberta. It operates most of its high working interest properties. This production was considered strategic to Connacher, as it provides a physical hedge to its initial requirements for natural gas to create steam for the company's proposed SAGD oil sands project at Great Divide. Based on current Luke production volumes and anticipated results of further development programs, the Luke purchase could also provide surplus volumes for sale in the marketplace and meet future Connacher requirements at Great Divide.

Proposed acquisition of refining assets in Montana

In March 2006, the company announced its intention to acquire all of the assets of an 8,300 bbl/d refinery located in Great Falls, Montana, USA for approximately US$55 million, comprised of cash and one million Connacher common shares to be issued from treasury. Closing is scheduled for March 31, 2006, subject to normal conditions for a transaction of this nature. Full employment of the existing workforce is expected for the continued, operation of the refinery.

This acquisition was considered strategic to provide Conncher with protection against wider and more volatile crude oil price differential swings. These have become increasingly frequent in the current higher oil price environment for the heavy oil which would be produced at Great Divide. The refinery is anticipated to be a profitable and strong business unit which, based on recent experience, has the potential to contribute to the company's cash flow growth in 2006 and beyond.

RELATED PARTY TRANSACTIONS

In 2005 the company paid professional legal fees of $539,004 (2004 - $250,800) to a law firm in which officers or directors of the company are related parties. Transactions with the foregoing related parties occurred within the normal course of business and have been measured at their exchange amount on normal business terms. The exchange amount is the amount of consideration established and agreed to by the related parties.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The significant accounting policies used by the company are described below. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in these judgments and estimates may have a material impact on the company's financial results and condition. The following discusses such accounting policies and is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the company and the likelihood of materially different results being reported. Management reviews it estimates regularly. The emergence of new information and changed circumstances may result in changes to estimates which could be material and the company might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

The following assessment of significant accounting polices is not meant to be exhaustive.

Oil and Gas Reserves

Under Canadian Securities Regulators' "National Instrument 51-101-Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. In accordance with this definition, the level of certainty should result in at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case probable reserves, which are less certain to be recovered than proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of proved plus probable plus possible reserves.

The oil and gas reserve estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the company's plans. The reserve estimates are also used in determining the company's borrowing base for its credit facilities and may impact the same upon revision or changes to the reserve estimates. The effect of changes in proved oil and gas reserves on the financial results and position of the company is described under the heading "Full Cost Accounting for Oil and Gas Activities".

FULL COST ACCOUNTING FOR OIL AND GAS ACTIVITIES

Depletion Expense

The company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs and estimated future development costs less estimated salvage values is amortized using the unit-of-production method based on estimated proved oil and gas reserves.

Major Development Projects and Unproved Properties
Certain costs related to major development projects and unproved properties are excluded from net capitalized costs subject to depletion until proved reserves have been determined or their value is impaired. These costs are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to income.

Full Cost Accounting Ceiling Test
The company is required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. Impairment is indicated if the carrying value of the long-lived asset or oil and gas cost centre is not recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings.

The ceiling test is based on estimates of reserves, production rate, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements could be material.

Asset Retirement Obligations
The company is required to provide for future removal and site restoration costs by estimating these costs in accordance with existing laws, contracts or other policies. These estimated costs are charged to earnings and the appropriate liability account over the expected service life of the asset. When the future removal and site restoration costs cannot be reasonably determined, a contingent liability may exist. Contingent liabilities are charged to earnings only when management is able to determine the amount and the likelihood of the future obligation. The company estimates future retirement costs based on current estimates adjusted for inflation and credit risk. These estimates are subject to management uncertainty.

Income Taxes
The company follows the liability method of accounting for income taxes. Under this method tax assets are recognized when it is more than likely realization will occur. Tax liabilities are recognized for temporary differences between recorded book values and underlying tax values. Rates used to determine asset and liability amounts are rates in future periods when the timing differences change. The period in which a timing difference reverses are impacted by future income and capital expenditures. Rates are also affected by legislation changes. These components can impact the charges to future income for taxes.

Stock-Based Compensation
The company uses the fair value method to account for stock options. The determination of the amounts for stock-based compensation are based on assumption of stock volatility, interest rates and the term of the option. Assumptions by their nature are subject to measurement uncertainty.

Legal, Environment Remediation and Other Contingent Matters
In respect of these matters, the company is required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine if such a loss can be estimated. When any such loss is determined, it is charged to earnings. Management continually monitors known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by circumstance.

COMMITMENTS, CONTINGENCIES, GUARANTEES, CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

The company's annual commitments under leases for office premises and operating costs, field compression equipment, software license agreements and other equipment are as follows:
2006 - $497,000; 2007 - $399,000; 2008 - $549,000; 2009 - $543,000; 2010 - $224,000

Additionally, the company has various guarantees and indemnifications in place in the ordinary course of business, none of which are expected to have a significant impact on the company's financial statements or operations. The company has not entered into any off-balance sheet arrangement.

CHANGES IN ACCOUNTING POLICIES

The company changed its method of accounting for stock options in 2004 to the fair value method. Stock option expenses in 2004 reflected this change. Also, in 2004 the company retroactively adopted the method of accounting for asset retirement obligations. Prior year figures reflect this change. Further, in 2004 the company commenced applying the new requirements for ceiling test calculations. This change had no impact for 2004.

CONTROL CERTIFICATION

Connacher has designed disclosure controls and procedures to provide reasonable assurance that material information related to the company is included in the company's annual filings. Additionally, Connacher has evaluated the effectiveness of the company's disclosure controls and procedures as of the end of the filing period of December 31, 2005 and concluded that these controls are effective.

BUSINESS RISKS

Connacher is exposed to certain risks and uncertainties inherent in the oil and gas business. Furthermore, being a smaller independent company, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, through the company's investment in Petrolifera which operates in various jurisdictions, it has become exposed to other risks including currency fluctuations, political risk, price controls and varying forms of fiscal regimes or changes thereto which may impair Petrolifera's ability to conduct profitable operations.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

The company relies on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its productivity and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.

The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of domestic and international oil and gas exploration, development and production activities. In the past the company has entered into forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management continuously reviews the need to utilize such financing techniques.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery, assuming its proposed acquisition is completed as anticipated. Timing for development and first production from the Great Divide Oil Sands Project is subject to regulatory approvals which are beyond the control of Connacher.

There can be no assurance that regulatory approvals will be granted on terms acceptable to the company or at all. The timing for start-up of production is dependent on, among other things, regulatory approvals, availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing may be required for the Great Divide Oil Sands Project, the company's conventional petroleum and natural gas assets and for the proposed Montana refinery.

Additional information relating to Connacher, including Connacher's Annual Information Form is on SEDAR at www.sedar.com.

QUARTERLY RESULTS

	2004				2005			
Three Months Ended	Mar 31	Jun 30	Sept 30	Dec 31	**Mar 31**	**Jun 30**	**Sept 30 [3]**	**Dec 31**
Financial Highlights ($000 except per share amounts) - Unaudited								
Total revenue	3,290	3,556	2,358	1,975	**1,857**	**2,796**	**4,183**	**3,542**
Cash flow from operations before working capital changes [1]	944	516	478	471	**265**	**877**	**1,978**	**1,238**
Basic, per share [1]	0.02	0.01	0.01	0.01	**-**	**0.01**	**0.02**	**0.01**
Diluted, per share [1]	0.02	0.01	0.01	0.01	**-**	**0.01**	**0.02**	**0.01**
Net earnings (loss)	(689)	(1,268)	(869)	(150)	**1,673**	**(230)**	**(1,034)**	**582**
Basic, per share	(0.01)	(0.03)	(0.02)	-	**0.02**	**-**	**(0.01)**	**-**
Diluted, per share	(0.01)	(0.03)	(0.02)	-	**0.02**	**-**	**(0.01)**	**-**
Capital expenditures	10,391	2,603	681	3,954	**6,047**	**5,649**	**2,870**	**2,241**
Proceeds on disposal of PNG properties	-	89	17,564	(49)	**-**	**-**	**-**	**-**
Bank debt	20,600	23,655	7,563	-	**-**	**250**	**-**	**-**
Working capital surplus (deficiency)	(9,850)	(8,357)	(6,644)	3,549	**5,588**	**854**	**67,440**	**75,427**
Cash on hand (net debt)	(30,450)	(32,012)	(14,207)	3,914	**8,286**	**2,629**	**67,708**	**75,511**
Shareholders' equity	21,528	20,806	20,090	40,375	**41,079**	**41,090**	**113,081**	**129,108**
Operating Highlights								
Production / sales volumes								
Natural gas - mcf/d	2,268	1,860	1,068	1,290	**1,328**	**1,416**	**497**	**86**
Crude oil - bbl/d	859	1,004	636	646	**629**	**702**	**808**	**7.75**
Equivalent - boe/d [2]	1,237	1,314	814	861	**850**	**938**	**891**	**789**
Pricing								
Crude oil - $/bbl	30.41	29.46	36.58	30.68	**30.02**	**41.23**	**53.40**	**41.54**
Natural gas - $/mcf	4.42	5.11	2.21	1.29	**1.18**	**0.99**	**1.88**	**7.55**
Selected Highlights - $/boe [2]								
Weighted average sales price	29.22	29.74	31.48	24.93	**24.04**	**32.35**	**49.48**	**41.61**
Other income	-	-	0.33	0.15	**0.24**	**0.41**	**1.57**	**7.15**
Royalties	5.37	5.95	6.06	4.64	**4.82**	**8.06**	**11.73**	**7.76**
Operating costs	10.09	11.26	8.70	7.98	**7.01**	**7.42**	**7.69**	**8.90**
Operating netback (Note 4)	13.76	12.53	17.05	12.47	**12.45**	**17.28**	**31.63**	**32.09**
Common Share Information								
Shares outstanding at end of period (000's)	46,153	47,368	47,668	89,627	**92,753**	**93,013**	**134,236**	**150,027**
Weighted average shares outstanding for the period								
Basic (000's)	46,067	47,042	47,400	50,908	**91,189**	**92,875**	**103,851**	**136,071**
Diluted (000's)	50,119	48,496	47,504	53,329	**94,197**	**95,555**	**106,397**	**142,507**
Volume traded during quarter (000's)	20,706	30,108	8,880	25,256	**40,486**	**16,821**	**180,848**	**100,246**
Common share price ($)								
High	1.75	1.08	0.44	0.80	**1.22**	**1.05**	**2.69**	**4.20**
Low	0.73	0.30	0.28	0.29	**0.49**	**0.68**	**0.76**	**1.09**
Close (end of period)	0.78	0.40	0.32	0.55	**0.93**	**0.82**	**2.54**	**3.84**

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) Operating netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs.

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CONSOLIDATED BALANCE SHEETS
Connacher Oil and Gas Limited
December 31

	2005	2004
	$	$
		(Restated Note 6)
ASSETS		
CURRENT		
Cash and cash equivalents	**75,510,593**	3,914,181
Accounts receivable	**1,604,948**	1,773,005
Due from Petrolifera (Note 3(b))	**221,131**	-
Prepaid expenses	**406,748**	309,062
	77,743,420	5,996,248
Investment in Petrolifera (Note 3(b))	**10,495,532**	-
Deferred charges (Note 4)	**257,599**	-
Property and equipment (Note 5)	**45,241,510**	37,265,595
Future income tax asset (Note 6)	**1,075,038**	2,828,270
	134,813,099	46,090,113
LIABILITIES		
CURRENT		
Accounts payable	**2,315,960**	2,446,947
Asset retirement obligations (Note 8)	**3,108,538**	2,905,477
Deferred credits (Note 9)	**280,866**	353,771
Non-controlling interests (Note 3)	**-**	8,930
	5,705,364	5,715,125
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 10)	**127,032,676**	39,290,819
Retained earnings	**2,075,059**	1,084,169
	129,107,735	40,374,988
	134,813,099	46,090,113

Commitments, contingencies and guarantees (Note 14)

Approved by the Board

Signed
"D.H. Bessell", Director

Signed
"C.M. Evans", Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Connacher Oil and Gas Limited
Years Ended December 31

	2005	2004
	$	$
		(Restated Note 6)
REVENUE		
Petroleum and natural gas sales	**11,677,649**	11,179,404
Interest and other income	**700,034**	36,484
	12,377,683	11,215,888
Royalties	**(2,582,561)**	(2,138,916)
	9,795,122	9,076,972
EXPENSES		
Operating	**2,445,393**	3,765,531
General and administrative	**2,659,599**	2,016,578
Stock-based compensation (Note 10)	**1,191,971**	180,661
Finance charges	**307,574**	770,026
Foreign exchange loss (gain)	**(29,852)**	45,524
Depletion, depreciation and accretion (Note 5)	**5,796,820**	6,876,110
Dilution gain (Note 3(c))	**(4,464,700)**	(1,353,199)
Equity interest in Petrolifera loss (Note 3(b))	**27,434**	-
	7,934,239	12,301,231
Earnings (loss) before taxes and non-controlling interests	**1,860,883**	(3,224,259)
Current income tax provision (recovery)	**101,903**	115,472
Future income tax provision (recovery)	**768,090**	(372,250)
	869,993	(256,778)
Earnings (loss) before non-controlling interests	**990,890**	(2,967,481)
Non-controlling interests (Note 3)	**-**	8,930
NET EARNINGS (LOSS)	**990,890**	(2,976,411)
RETAINED EARNINGS, BEGINNING OF YEAR (Note 6)	**1,084,169**	4,060580
RETAINED EARNINGS, END OF YEAR	**2,075,059**	1,084,169
EARNINGS (LOSS) PER SHARE (Note 13)		
Basic and diluted	0.01	(0.06)

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CONSOLIDATED STATEMENTS OF CASH FLOW
Connacher Oil and Gas Limited
Years Ended December 31

	2005	2004
	$	$
Cash provided by (used in) the following activities:		
OPERATING		
Net earnings (loss)	**990,890**	(2,976,411)
Items not involving cash:		
Depletion, depreciation and accretion	**5,796,820**	6,876,110
Stock-based compensation	**1,191,971**	180,661
Financing charges	**150,000**	-
Future income tax provision (recovery)	**768,090**	(372,250)
Foreign exchange loss (gain)	**(29,852)**	45,524
Dilution gain	**(4,464,700)**	(1,353,199)
Lease reducement amortization	**(72,905)**	
Income applicable to non-controlling interests	**-**	8,930
Equity interest in Petrolifera loss	**27,434**	-
Cash flow from operations before working capital changes	**4,357,748**	2,409,365
Changes in non-cash working capital (Note 13 (b))	**(484,927)**	(42,896)
	3,872,821	2,366,469
FINANCING		
Issue of common shares, net of share issue costs	**86,512,147**	20,411,953
Issue of shares by Petrolifera, net of share issue costs	**6,227,717**	1,385,037
Deferred financing costs	**(257,599)**	-
Increase in (repayment of) bank loans	**-**	(12,100,000)
Lease inducement received	**-**	353,771
	92,482,265	10,050,761
INVESTING		
Purchase of Petrolifera shares	**(6,000,000)**	-
Collection of Petrolifera note	**750,000**	-
Capital expenditures	**(16,807,302)**	(17,628,534)
Change in non-cash working capital (Note 13(b))	**396,109**	(9,385,827)
Proceeds on disposal of oil and gas properties (Note 5)	**-**	17,604,310
Deposit on facilities	**-**	279,700
	(21,661,193)	(9,130,351)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**74,693,893**	3,286,879
Impact on cash resulting from de-consolidation of Petrolifera (Note	**(3,097,481)**	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**3,914,181**	627,302
CASH AND CASH EQUIVALENTS, END OF YEAR	**75,510,593**	3,914,181
SUPPLEMENTARY INFORMATION – (Note 13)		

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Connacher Oil and Gas Limited
Years Ended December 31. 2005 and 2004

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 3(b)) it also conducted a conventional petroleum and natural gas business in Argentina.

2. SIGNIFICANT ACCOUNTING POLICIES

Joint venture operations

A part of the company's activities are conducted with others, and these consolidated financial statements reflect only the company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with initial maturities of three months or less.

Petroleum and natural gas operations

The company follows the full cost method of accounting whereby all costs relating to the exploration for and development of crude oil and natural gas reserves are capitalized on a country by country cost centre basis.

Capitalized costs of petroleum and natural gas properties and related equipment within a cost centre are depleted and depreciated using the unit-of-production method based on estimated proved crude oil and natural gas reserves as determined by independent consulting engineers. For the purpose of this calculation, production and reserves of natural gas are converted to equivalent units of crude oil based on relative energy content (6:1).

The company applies a "ceiling test" to the net book value of petroleum and natural gas properties to ensure that such carrying value does not exceed the estimated fair value of the properties. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceeds the carrying value. If the carrying value is assessed to not be recoverable, the calculation compares the carrying value to the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. Should the carrying value exceed this sum, an impairment loss is recognized. The cash flows are estimated using projected future product prices and costs and are discounted using the credit adjusted risk-free interest rate.

Costs of acquiring and evaluating unproved properties and major development projects are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves are attributable to the properties or impairment occurs. These costs are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to income.

Gains or losses on sales of properties are recognized only when crediting the proceeds to cost would result in a change of 20 percent or more in the depletion and depreciation rate.

Furniture, equipment and leaseholds
Furniture and equipment are recorded at cost and are being depreciated on a declining balance basis at rates of 20 percent to 30 percent per year. Leaseholds are amortized over the lease term.

Financial instruments
Financial instruments include accounts receivable and accounts payable. All carrying values of financial instruments approximate fair value unless otherwise noted.

Deferred charges
Costs incurred in respect of transactions not completed have been temporarily capitalized and will be recognized on completion of the transactions.

Credit risk
The majority of the accounts receivable is in respect of oil and gas operations. The company generally extends unsecured credit to customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which credit has been extended. The company has not historically experienced any material credit loss in the collection of accounts receivable.

Commodity and financial risk management
The company periodically enters into fixed price crude oil sales contracts for the physical delivery of its crude oil to reduce the exposure to commodity price fluctuations; and occasionally these contracts are denominated in Canadian dollars to mitigate foreign exchange risks. At December 31, 2005 there were no such contracts in place. Additionally, the company's bank loans are subject to floating interest rates.

Equity accounting
The investment in Petrolifera Petroleum Limited is accounted for on an equity basis, whereby the carrying value reflects the company's investment, at the lower of cost and fair value, and the company's equity interest share of its income and losses. Any permanent decline in value would be charged to earnings.

Foreign currency translation
The company translates its foreign denominated monetary assets and liabilities at the exchange rate prevailing at year end. Non-monetary assets, liabilities and related depletion and depreciation were translated at historic rates. Revenues and expenses were translated at the average rate of exchange for the year and any resulting foreign exchange gains or losses are included in operations.

Asset retirement obligations
The company recognizes an asset retirement obligation liability for abandoning oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition by estimating and recording the fair value of each asset retirement obligation arising in the period a well or related asset is drilled, constructed or acquired. This fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the company's credit adjusted risk-free interest rate and includes estimates for inflation. The obligation is reviewed regularly by management based upon current regulations, costs, technologies and industry standards. The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized. The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense. The increase in oil and natural gas properties is depleted and depreciated on the

same basis as the remainder of the oil and natural gas properties. Actual restoration expenditures are charged to the accumulated obligation as incurred and costs for properties disposed are removed.

Flow-through shares
The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Accordingly, share capital is reduced and the future income tax asset is decreased by the tax benefits related to the expenditures at the time they are renounced.

Revenue recognition
Petroleum and natural gas sales are recognized as revenue at the time the respective commodities are delivered to purchasers. Gains and losses on forward fixed price commodity contracts are included in petroleum and natural gas sales revenue when the gain or loss occurs.

Stock-based compensation
The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. The amount is credited to contributed surplus and expensed over the vesting period. Upon exercise of the options, the exercise proceeds together with amounts credited to contributed surplus, are credited to share capital.

Income taxes
The company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributed to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future tax assets recognized are assessed by management at each balance sheet date for impairment. Any impairment is recognized when the recovery is more than likely and when the recovery is more than likely and through a valuation allowance.

Measurement uncertainty
The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Income taxes are subject to re-assessment by tax authorities.

Amounts recorded for depreciation, depletion and accretion, asset retirement costs and obligations, amounts used for ceiling test and impairment calculations and amounts used in the determination of the future tax asset are based on estimates of natural gas and crude oil reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and the related future cash flows are subject to measurement uncertainty.

Per share amounts
Basic per share amounts are calculated using the weighted average number of common shares outstanding for the year. The company follows the treasury stock method to calculate diluted per share amounts. The treasury stock method assumes that any proceeds from the exercise of in-the-money stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period.

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3. ARGENTINIAN OPERATIONS AND PETROLIFERA PETROLEUM LIMITED

(a) Reorganization of Argentinean operations

In 2004 the company reorganized its Argentinean oil and gas properties by acquiring the non-owned 50 percent operated working interest from its joint venture partner in an arms length transaction for US $1.5 million. Late in 2004, Connacher incorporated a subsidiary, Petrolifera Petroleum Limited ("Petrolifera") and sold its Argentinean assets to Petrolifera for eight million Petrolifera common shares and a $4 million promissory note. Concurrent with acquiring the Argentinean assets from Connacher, Petrolifera closed a $1.5 million private placement equity financing. The financing had the effect of reducing Connacher's equity interest in Petrolifera from 100 percent to 61 percent, as Connacher did not participate in the financing. The 39 percent reduction resulted in a dilution gain to the company of $1,353,199. Immediately after the transaction, Petrolifera paid $1.25 million in partial satisfaction of the promissory note.

In March 2005 Petrolifera completed a $7 million private placement financing. As Connacher did not participate in the financing, its equity interest in Petrolifera was reduced to 40 percent from 61 percent.
In March 2005 and in consideration for the assistance provided to Petrolifera in securing Peruvian licenses for exploratory lands and for the provision of financial guarantees respecting Petrolifera's annual work commitments in two licensed blocks, Connacher was granted an option to acquire 200,000 common shares at $0.50 per share and was granted a 10 percent carried working interest ("CWI") through the drilling of the first well on each block. Petrolifera has the right of first purchase of this interest should Connacher elect to sell it at some future date. The CWI is convertible at the holder's election into a two percent gross overriding royalty on each license after the drilling of the first well on each block. These interests were effective upon the issuance of the licenses. The guarantees are limited to amounts specified over the terms of the licenses. Over the first 24 months of the licenses, the guarantee is limited to US $200,000. Connacher was subsequently indemnified by Petrolifera for this guarantee.

(b) Deconsolidation of and investment in Petrolifera

In the third quarter of 2005 the company discontinued consolidating the financial results of Petrolifera, as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

The impact of not consolidating Petrolifera had the effect of reducing the company's net assets by $4,125,653 as follows:

	$
Cash	(3,097,481)
Current assets	(321,251)
Future income tax asset	(985,000)
Property and equipment	(4,110,144)
Current liabilities	381,694
Asset retirement obligations	442,172
Non-controlling interests	3,564,357
Changes in net assets	(4,125,653)

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	$
Connacher's initial investment in Petrolifera at the time of deconsolidation	4,125,653
Increases/decreases in investment:	
Equity interest in Petrolifera's loss from the time of deconsolidating to December	(27,434)
Collection of Promissory Note and reclassification of amounts due from Petrolifera	(1,047,058)
Purchase of shares in Petrolifera (Note 3(c))	6,000,000
Dilution gain on shares issued by Petrolifera to unrelated parties after de-consolidation (Note 3(c))	1,444,371
Investment in Petrolifera at December 31, 2005	10,495,532

The company now records its investment in Petrolifera on an equity basis.

Under the terms of a Management Services Agreement with Petrolifera, Connacher provides all management, operational, accounting and general and administrative services necessary or appropriate to manage and operate Petrolifera. The fee for this service was $10,000 per month prior to Petrolifera's equity securities being listed and posted for trading on a recognized stock exchange and $15,000 per month thereafter for a further 18 months. The agreement may be immediately terminated for performance failure by the aggrieved party or upon 30 days prior written notice by Connacher, or by mutual agreement.

At December 31, 2005, Connacher was owed $221,131 for these services, and for other amounts advanced and other amounts paid on their behalf (2004 - $106,843).

(c) Dilution gain

Dilution gains were recognized upon changes to Connacher's equity interest in Petrolifera that occurred during 2005, as follows:

In March 2005 Petrolifera completed a $7 million private placement financing and repaid $2 million of the $4 million promissory note. As Connacher did not participate in the financing, its equity interest in Petrolifera was reduced to 40 percent from 61 percent. The 21 percent reduction resulted in a dilution gain of $3,020,329 in the first quarter of 2005.

In November 2005 Petrolifera completed a $21.3 million initial public offering. Connacher purchased $6 million of the issue to bring its ownership in Petrolifera to 35 percent. This five percent reduction in Connacher's equity interest in Petrolifera resulted in dilution gain of $1,636,453.

Throughout 2005, Petrolifera share purchase rights and share purchase warrants were exercised by other investors to further reduce Connacher's equity interest in Petrolifera to 33 percent at December 31, 2005. The exercise of these rights and warrants generated a dilution loss in the amount of $192,082 as these rights and warrants were exercised at a price less than Connacher's per share carrying value of its investment in Petrolifera.

4. DEFERRED CHARGES

Deferred charges of $257,599 relate to costs incurred in respect of transactions not completed at December 31, 2005. These transactions are described in Note 15, Subsequent Events. When these transactions are completed these costs will be recognized.

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5. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Depletion, Depreciation and Amortization $	Net Book Value $
2005			
Petroleum and natural gas properties and equipment	59,713,556	15,552,683	44,610,873
Furniture, equipment and leaseholds	1,058,286	427,649	630,637
	61,221,842	15,980,332	45,241,510
2004			
Petroleum and natural gas properties and equipment	47,339,971	10,654,358	36,685,613
Furniture, equipment and leaseholds	806,314	226,332	579,982
	48,146,285	10,880,690	37,265,595

Included in Property and Equipment are estimated future asset retirement costs of $1,910,894 (2004 - $1,851,300).

In July 2004 the company sold certain petroleum and natural gas properties for gross proceeds of $17.6 million. As there was no significant change in the rate of depletion, no gain or loss was recognized. These financial statements reflect operating results from these properties until the date the sale closed. The asset retirement obligation was also reduced to reflect this disposition.

In 2004 the company acquired the non-owned 50 percent interest in an oil and gas concession in Argentina for US $1.5 million. The purchase price was negotiated at arms-length with the operator of the property. The company's 100 percent interest in the properties was subsequently sold to a related party, Petrolifera. The company's carrying value was used to record the sale. As consideration for the properties sold, Connacher received a $4 million promissory note and eight million Petrolifera common shares. Immediately after the transaction, Petrolifera paid $1.25 million in partial satisfaction of the promissory note from proceeds of an equity sale, which reduced Connacher's interest in Petrolifera to 61 percent (see Note 3(a)).

In 2005, the company capitalized $615,000 (2004 - $71,000) of general and administrative expenses, including stock-based compensation of $410,000, related to exploration and development activities and nil (2004 – $113,000) of interest costs related to major development projects.

Capital costs of $11.2 million (2004 – $4.4 million) related to major development projects principally related to oil sands assets in a pre-production state have been excluded from depletable costs. No proved reserves have been assigned to those projects. Undeveloped land acquisition costs of $2.5 million (2004 - $3.4 million) were also excluded from the depletion calculation.

Depletion, depreciation and accretion expense includes a charge of $165,150 (2004 - $178,000) to accrete the company's estimated asset retirement obligations (Note 8).

The ceiling test as at December 31, 2005 excludes $2.5 million of undeveloped land and $11.2 million of major development projects which have been separately evaluated by management for impairment. Based on the ceiling test and other assessments, no impairment has been recorded at December 31, 2005.

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Connacher's oil and natural gas reserves were evaluated by qualified evaluators as at December 31, 2005 in a report dated March 8, 2006. The evaluation was conducted in accordance with Canadian Securities Administrators' National Instrument 51-101 ("NI 51-101"), using the following base price assumptions adjusted for the company's product quality and transportation differentials:

	WTI @ Cushing ($US/bbl)	Alberta Spot ($/mcf)
2006	58.00	10.37
2007	56.38	9.65
2008	52.53	8.53
2009	51.69	7.86
2010	52.72	7.12
	+ approximately 2% thereafter	+ approximately 2% thereafter

6. INCOME TAXES

The 2005 current income tax provision of $101,903 is comprised of Large Corporation tax of $119,059 offset by other tax recoveries of $17,156. The 2004 tax provision of $115,172 was comprised of Argentinean income taxes.

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

Years Ended December 31	**2005**	2004
	$	$
Earnings (loss) before income taxes and non-controlling interests	**1,861,000**	(3,284,000)
Canadian statutory rate	**39.0%**	39.1%
Expected income taxes (recoverable)	**726,000**	(1,261,000)
Non-deductible Canadian crown payments	**555,000**	692,000
Canadian resource allowance	**(371,000)**	(367,000)
Benefit (reduction) of tax deductions not previously recognized	**-**	269,000
Impact of reduction in Canadian tax rates and other	**245,000**	294,000
Foreign taxes (recovery)	**(17,000)**	116,000
Capital taxes	**119,000**	-
Tax effect of dilution gain	**(852,000)**	-
Non deductible stock-based compensation	**465,000**	-
Provision for taxes (recovery)	**870,000**	(257,000)

The company had the following future tax assets relating to temporary timing differences:

As at December 31	**2005**	2004
	$	$
Tax basis in excess (deficiency) of book value of property and equipment	(2,370,000)	903,000
Non-capital losses carried forward	1,075,000	1,925,000
Share issue costs	2,370,000	-
	1,075,000	2,828,000

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $124,000 ($72,000 net of tax) for 2002 and $92,000 ($55,000 net of tax) for 2003 was recorded as an

adjustment to the opening balance of retained earnings for 2004. There was no significant impact to the Statements of Operations for 2004 and 2005.

At December 31, 2005 the company had approximately $3 million of non-capital losses which do not expire before 2009, $38 million of deductible resource pools and $6 million of deductible financing costs.

7. BANK LOANS

As at December 31, 2005, the company had available an $8.4 million Revolving Reducing Demand Loan Facility ("LOC") with no scheduled monthly reductions. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At December 31, 2005, the company had not drawn any amount on this facility.

Additionally, the company had a $3 million Non-Revolving Acquisition/Development Demand Loan Facility ("AD Facility"). At December 31, 2005, the company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts of the AD Facility.

These facilities were secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

Refer to Note 15, Subsequent Events.

8. ASSET RETIREMENT OBLIGATIONS

The following tables present the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties and facilities.

Year ended December 31	2005	2004
		$
Asset retirement obligations, beginning of year	**2,905,477**	4,784,000
Liabilities incurred	**301,091**	663,406
Liabilities settled with Petrolifera deconsolidation	**(442,172)**	-
Liabilities settled	**-**	(206,773)
Liabilities disposed	**(24,054)**	(2,466,660)
Change in estimated future cash flows	**203,046**	(46,496)
Accretion expense	**165,150**	178,000
Asset retirement obligations, ending of period	**3,108,538**	2,905,477

At December 31, 2005 the estimated total undiscounted amount required to settle the asset retirement obligations was $5.4 million (2004 - $3.9 million). These obligations are expected to be settled over the useful lives of the underlying assets, which currently extend up to 20 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of six percent and inflation rate of 1.5 percent.

9. DEFERRED CREDITS

During 2004, the company received an office lease inducement which is being amortized against office rent expense over the six year term of the lease.

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized

The authorized share capital is comprised of the following:

• Unlimited number of common voting shares

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• Unlimited number of first preferred shares
• Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount $
Share Capital:		
Balance , December 31, 2003	45,902,925	19,616,172
Issued for cash by private placement (a)	41,706,663	20,832,298
Assigned value of warrants issued (a)		441,700
Issued upon exercise of options (c)	575,000	178,236
Issued upon exercise of warrants (d)	1,442,155	766,788
Assigned value of warrants exercised		(45,700)
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares (e)		(1,970,000)
Share issue costs		(1,737,633)
Tax effect of share issue costs		673,700
Balance, Share Capital, December 31, 2004	89,626,743	38,755,561
Issued for cash in public offerings (b)	45,541,000	90,000,850
Issued upon exercise of options (c)	981,000	665,908
Issued upon exercise of warrants (d)	3,791,705	1,986,388
Share issue costs		(5,979,861)
Tax effect of share issue costs		2,339,300
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares		(2,697,500)
Balance, Share Capital, December 31, 2005	139,940,448	125,070,646
Contributed Surplus:		
Balance, December 31, 2003		378,333
Fair value of share options granted		180,661
Assigned value of options exercised		(23,736)
Balance, Contributed Surplus, December 31, 2004		535,258
Fair value of options granted		1,587,910
Assigned value of options exercised		(161,138)
Balance Contributed Surplus, December 31, 2005		1,962,030
Total Share Capital and Contributed Surplus:		
December 31, 2004		39,290,819
December 31, 2005		127,032,676

(a) Private Placement – 2004

In November and December 2004 the company issued from treasury 30,000,000 common shares at $0.475 per share and 11,706,663 common shares on a flow-through basis at $0.60 per share, renouncing resource expenditures of $7,023,998 effective December 31, 2004. As partial compensation for distributing the shares, selling agents were issued 2,487,368 warrants, with each warrant entitling the

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holder to acquire one common share from treasury at a price of $0.59 anytime before June 7, 2006 and 2,400 warrants exercisable at $0.61 anytime before June 7, 2006. For accounting purposes a fair value of $441,700 was assigned to the issued warrants. In the current year 1,005,948 of these warrants were exercised (2004-nil).

(b) Public Offerings – 2005

In September 2005 the company issued from treasury 40,541,000 common shares at $1.85 per share. In December 2005 issued the company from treasury another five million common shares on a flow-through basis at $3.00 per share, renouncing resource expenditures of $15 million effective December 31, 2005.

(c) Stock Options

A summary of the company's outstanding stock option grants, as at December 31, 2005 and 2004 and changes during those years is presented below:

	2005		2004	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	**3,988,600**	**0.53**	2,830,000	0.45
Granted	**5,994,000**	**1.94**	2,138,000	0.57
Expired	**(409,000)**	**1.05**	(404,400)	0.53
Exercised	**(981,000)**	**0.51**	(575,000)	0.27
Outstanding, end of year	**8,592,600**	**1.49**	3,988,600	0.53
Exercisable, end of year	**3,159,869**	**1.03**	2,030,000	0.57

All stock options have been granted for a period of five years. Of the stock options granted in 2005, 4,104,000 stock options vest one-third upon grant, one-third one year after grant, and one-third two years after grant and 1,890,000 stock options vest one-third one year after grant, one-third two years after grant, and one-third three years after grant. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at December 31, 2005
$0.20 - $0.70	2,285,600	3.0
$0.71 - $1.00	1,751,000	3.8
$1.01 - $1.61	2,126,000	4.4
$1.62 - $3.91	2,430,000	4.9
	8,592,600	

In 2005 a compensatory non-cash expense of $1,601,631 (2004 - $180,661) was recorded, reflecting the fair value of stock options granted and vested during the year. Of the current amount of $1,191,971 was expensed and the balance was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2005	2004
Risk free interest rate	3.0%	3.0%
Expected option life (years)	3	3
Expected volatility	50%	53%

The weighted average fair value at the date of grant of all options granted in 2005 was $0.65 per option (2004 - $0.22).

(d) Share purchase warrants

A summary of the company's outstanding share purchase warrants, as at December 31, 2005 and 2004 and changes during the years is presented below:

	2005	2004
Outstanding, beginning of year	5,300,525	4,984,145
Issued	-	2,499,768
Exercised	(3,791,705)	(1,442,155)
Expired	(15,000)	(741,233)
Outstanding, end of year	1,493,820	5,300,525

The 1,493,820 warrants outstanding are exercisable to purchase common shares from treasury as follows:

(i) 1,481,420 common shares at $0.59 per share until their expiry on June 7, 2006;
(ii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and
(iii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;

(e) Flow-through shares

In 2004 the company incurred all of its $5 million resource expenditures commitment related to its 2003 flow-through common share financing and recognized the related tax effect of $1,970,000.

The company renounced $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The related tax effect of those expenditures has been recorded in 2005 in the amount of $2,697,500 and the company incurred the expenditures in 2005 as required.

In 2006 the company renounced a further $15 million of resource expenditures to flow-through investors effective December 31, 2005. The related tax effect of those expenditures will be recorded in 2006 and the company has until December 31, 2006 to incur those expenditures.

11. SEGMENTED INFORMATION

In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 3(b)) it also conducted a conventional petroleum and natural gas business in Argentina. The significant aspects of these operating segments are presented below. Included in total Canadian conventional assets is the company's carrying value of its investment in Petrolifera.

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	Canada			Argentina	
	Conventional	Oil Sands	Total	Conventional	Total
2005					
Revenue, gross	**11,366,293**	**-**	**11,366,293**	**1,011,390**	**12,377,683**
Net earnings (loss)	**1,010,116**	**-**	**1,010,116**	**(19,226)**	**990,890**
Property and equipment	**34,058,249**	**11,183,261**	**45,241,510**	**-**	**45,241,510**
Capital expenditures	**7,959,099**	**7,081,078**	**15,040,177**	**1,767,125**	**16,807,302**
Total assets	**123,382,911**	**11,183,261**	**134,566,172**	**246,927**	**134,813,099**
2004					
Revenue, gross	10,184,516	-	10,184,516	1,031,372	11,215,888
Net earnings (Notes 2 & 8)	(3,049,181)	-	(3,049,181)	72,770	(2,976,411)
Property and equipment (Notes 2 & 8)	30,344,486	4,102,183	34,446,669	2,818,926	37,265,595
Capital expenditures	12,911,038	4,102,183	17,013,221	615,313	17,628,534
Total assets (Notes 2 & 8)	38,985,544	4,102,183	43,087,727	3,002,386	46,098,113

12. RELATED PARTY TRANSACTIONS

In 2005 the company paid professional legal fees of $539,004 (2004 - $250,800) to a law firm in which officers or directors of the company are related parties. Transactions with the related party occurred within the normal course of business and have been measured at their exchange amount on normal business terms. The exchange amount is the amount of consideration established and agreed to with the related parties.

13. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the years ended December 31	2005	2004
Weighed average common shares outstanding	**106,113,563**	50,907,942
Dilutive effect of stock options and stock purchase warrants	**5,732,124**	2,420,609
Weighed average common shares outstanding – diluted	**111,845,687**	53,328,551

(b) Net change in non-cash working capital

For the years ended December 31	2005	2004
	$	$
Accounts receivable	**(276,581)**	711,424
Petrolifera current account	**61,355**	-
Loan receivable	**-**	135,848
Prepaid expenses	**(124,299)**	(12,053)
Accounts payable	**250,707**	(10,263,942)
Total	**(88,818)**	(9,428,723)

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Summary of working capital changes:

Operations	(484,927)	42,896
Investing	396,109	(9,385,827)
	(88,818)	9,428,723

(c) Supplementary cash flow information

For the years ended December 31	2005	2004
	$	$
Interest paid	67,179	883,026
Income taxes paid	2,516	76,006
Stock-based compensation capitalized	409,660	-

14. COMMITMENTS, CONTINGENCIES and Guarantees

The company's annual commitments under leases for office premises and operating costs, field compression equipment, software license agreements and other equipment are as follows:

2006 - $497,000; 2007 - $399,000; 2008 - $549,000; 2009 - $543,000; 2010-$224,000

Additionally, the company has various guarantees and indemnifications in place in the ordinary course of business, none of which are expected to have a significant impact on the company's financial statements or operations.

15. SUBSEQUENT EVENTS

(a) February equity issuance

In February 2006 the company issued, on a private placement basis, 19,047,800 common shares from treasury at $5.25 per common share for gross proceeds of $100 million. The proceeds were initially added to working capital and were subsequently partially utilized to complete the acquisition of Luke Energy Ltd.

(b) New banking facilities

Subsequent to December 31, 2005 the company has entered into new loan agreements providing the following borrowing facilities:

(i) A $45 million reserve-based revolving loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. These facilities have a renewable one year term and are secured by a fixed and floating charge debenture in the principal amount of $500 million. Interest at bank prime plus ¼ percent is to be charged on amounts borrowed. No amounts have been drawn on these facilities.

The LOC and AD Facility lines described in Note 7 were terminated.

(ii) A commitment letter for a US$ 51 million bridge loan has been executed. If the loan is drawn, proceeds will be issued to partially fund the acquisition of the Montana refinery assets, scheduled to close on March 31, 2006. See Note 15 (d). If drawn, the loan will bear interest at LIBOR + ½ percent for the first 90 days (adjusted for subsequent quarterly periods), will be secured by a US$500 million demand debenture and pledge agreement and should be repayable around 364 days after being drawn.

(iii) The company has executed a mandate letter ("Mandate") with an international bank. The Mandate contemplates the arrangement of a US$148 million term loan, subject to completion of the acquisition of the Montana refining assets, negotiation of satisfactory terms and acceptable market

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conditions. If arranged, proceeds would be used to repay the US$51 million bridge loan, if concluded, and for anticipated capital expenditures at Great Divide.

(c) Luke acquisition

On March 16, 2006 the company closed the acquisition of Luke Energy Ltd. by the payment of cash of $91.5 million, the assumption of debt of $8 million and by issuance of 29.7 million common shares from treasury. The debt was immediately discharged from cash balances.

(d) Montana refinery asset purchase

In March 2006 the company entered into an Asset Purchase Agreement to acquire the assets of a refinery located in Great Falls, Montana from a US public company. The consideration for this acquisition will be approximately US$55 million, comprised of cash and one million common shares from treasury. Closing is scheduled to occur on March 31, 2006.

Connacher Oil and Gas Limited is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project. Conventional oil production and reserves are also held in Saskatchewan. In March 2006, Luke Energy Ltd. was acquired under a Plan of Arrangement. Connacher has also agreed to acquire an 8,300 bbl/d refinery and related assets in Montana. This is anticipated to close on March 31, 2006. Its common shares are listed for trading on the Toronto Stock Exchange ("CLL"). Certain information related to the company, including the MD&A attached hereto, will be posted as required on SEDAR at www.sedar.com.

This press release contains forward-looking statements, including but not limited to production rates, reserves, exploration and development plans, capital expenditures and the proposed acquisition of assets of Montana Refining Company and resources. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates and the timing and recoverability thereof; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and, as relates to Connacher's equity interest in Petrolifera, Connacher's risk associated with international activity. Reserve and resource information is based upon assumptions and forecasts set forth in the independent reserves and resource reports of D&M and GLJ and will be summarized in Connacher's Annual Information Form. Although Connacher believes that our expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For a description of the risks and uncertainties facing Connacher, readers should refer to Connacher's Annual Information Form and other public disclosure documents filed at www.sedar.com. A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of six thousand cubic feet of gas to oil, and may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

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FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **Richard R. Kines, Chief Financial Officer of Connacher Oil and Gas Limited,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "Issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 23, 2006.

Chief Financial Officer

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FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "Issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 23, 2006.

R. A. Gusella

President and Chief Executive Officer

31469\179667\611739.v2

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Code of Ethics

Connacher Oil and Gas Limited ("Connacher" or the "Corporation") is committed to conducting its business ethically and legally. The purpose of this Code of Ethics is to promote honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships. Connacher expects that each of its officers, employees, contractors, consultants (collectively "staff") and directors will conduct themselves in accordance with this Code of Ethics.

Compliance with Laws and Regulations

All staff and directors must comply with the laws, rules and regulations of the countries in which we operate and must comply with the requirements of applicable securities regulatory authorities and stock exchanges.

Business partners and suppliers are expected to conduct their business with Connacher in accordance with applicable laws, rules and regulations.

Violations or potential violations of laws, rules and regulations must be reported in accordance with Connacher's Reporting of Inappropriate Activity Policy.

Conflicts of Interest

Connacher expects staff and directors to avoid situations where personal interests could conflict or could appear to conflict with duties and responsibilities or the interests of Connacher as a whole. A conflict of interest may occur where involvement in any activity, with or without the involvement of a related party, prevents the proper performance of staff and director duties for Connacher or creates, or appears to create, a situation where judgment or ability to act in the best interests of Connacher is affected.

When faced with an actual or potential conflict of interest situation, employees must consult with their immediate supervisor or an executive officer of Connacher, consultants and contractors must consult their written contracts and officers and directors must follow obligations as set out in relevant statutes and Connacher' by-laws and must inform the Chief Executive Officer or Lead Director, as applicable, of any such conflict. The Chief Executive Officer shall inform the Lead Director of any conflict involving the Chief Executive Officer. Supervisors will ensure that employees, contractors or consultants are not involved in any decision or operation related to a conflict. Similarly, the Chief Executive Officer (or the Lead Director in cases involving the Chief Executive Officer) will ensure that officers or directors are not involved in any decision or operation related to a conflict.

Corporate Opportunities

Staff and directors are prohibited from taking opportunities discovered through the use of corporate property, information or position, using corporate property, information or position for personal gain, and competing with Connacher.

Confidentiality and Disclosure

Confidential information includes all non-public information that might be of use to competitors, or harmful to Connacher or its customers, if disclosed. Confidential information must not be disclosed unless specific authorization is given to do so or such disclosure is legally mandated. Knowledge of confidential information about another company gained in the course of work duties at Connacher must be protected in the same manner as confidential information about Connacher.

Staff and directors must not speak on behalf of Connacher unless authorized to do so and should refer to the Policy on Disclosure, Confidentiality and Trading in Securities by Directors, Officers and Employees.

Taking advantage of, or benefiting from, information obtained at work that is not available to the public is not permitted. Friends, relatives or associates must not benefit from such information. Acquiring or disposing of any business interest, including publicly traded securities, whether directly or through another person, where "insider" information is known and not yet publicly disclosed, must be avoided.

If an employee, officer, contractor, consultant or director is not sure whether information has been publicly disclosed, they should consult with the Chief Executive Officer for guidance before engaging in any transaction in any securities of Connacher. All securities transactions are subject to the Policy on Trading in Securities of Connacher Oil and Gas Limited.

These confidentiality obligations remain in effect even beyond termination of employment, service contracts or Board of Directors appointments with Connacher or its affiliates.

Inducements and Gifts

Unlawful or unethical behaviour in Connacher's workforce is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided. Payment or acceptance of any "kickbacks" from a contractor or other external party is prohibited.

Examples of laws to which Connacher is subject and abides by include the *Corruption of Foreign Public Officials Act* (Canada). Non-compliance could have serious ramifications.

Political Activities

Connacher abstains from any improper intervention in political process and does not make contributions or contributions in kind (properties, materials or services) to political parties, committees or their representatives, unless permitted by law, and approved in advance by the Chief Executive Officer. Connacher will fully comply with all legal requirements for public disclosure.

Connacher staff and directors may choose to become involved in political activities as long as they undertake these activities on their own behalf. Connacher staff and directors may, on a personal level, give to any political party or candidate, but reimbursement by the Corporation is prohibited.

Fair Dealing

All staff and directors must endeavour to deal fairly with Connacher's customers, contractors, consultants, industry partners, employees and any other stakeholders, and must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Transactions with officers, directors and shareholders of the Corporation holding 5% or more of the Corporation's outstanding common shares shall be on terms no less favourable to the Corporation than can be obtained from third parties, taking all factors into consideration.

Protection and Proper Use of Connacher's Assets

Connacher's information, data, office equipment, tools, vehicles, supplies, facilities and services must be used only for authorized business purposes and used, maintained, accounted for and disposed of properly and with care. Unauthorized removal or destruction of Connacher assets is strictly prohibited.

Corporation Records

Records must be kept and maintained to fulfill relevant legal requirements. Recording and reporting information, including information related to operations, environment, health and safety, training, human resources and financial matters, must be done honestly, accurately and with care.

Accuracy of Books and Records

The books and records of Connacher must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with Canadian generally accepted accounting principles and maintain recorded accountability for assets and liabilities. The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals, and taking appropriate action with respect to any differences.

All business transactions that staff and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail.

Accounting, Auditing or Disclosure Concerns

Connacher is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, Canadian securities regulatory authorities and the Toronto Stock Exchange, as well as in other public communications made by Connacher. All staff responsible for or relied upon in the preparation of Connacher's public disclosures, or who provide information as part of the process, must ensure that disclosures are prepared and information is provided honestly, accurately and in compliance with the various Connacher disclosure controls and procedures.

All staff and directors have a duty to submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. Submissions about these or similar matters must be reported in accordance with the Reporting of Inappropriate Activity Policy.

No information may be concealed from Connacher's external auditors, internal auditors, the Board of Directors or the Audit Committee of the Board of Directors. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Connacher's financial statements.

Observance of the Business Conduct and Ethics Practice

All staff and directors are personally accountable for learning, endorsing and promoting this Code of Ethics and applying it to their own conduct and field of work. All staff and directors will be asked to review this Code of Ethics and confirm on a regular basis, through written or electronic declaration, that

they understand their individual responsibilities and will conform to the requirements of the Code of Ethics.

Contractors and consultants are expected to develop and enforce policies and/or practices that are consistent with this Code of Ethics and its associated requirements that will apply to their staff providing services for or on behalf of Connacher.

Employees, consultants or contractors with questions about this Code of Ethics or specific situations are encouraged to refer the matter to their supervisor or the persons listed in any referenced policy, as applicable. Officers and directors with questions about this Code of Ethics or specific situations are encouraged to refer the matter to the Chief Executive Officer or the Lead Director, or the persons listed in any referenced policy, as applicable.

Actions that violate or appear to violate this Code of Ethics must be reported in accordance with Connacher's Reporting of Inappropriate Activity Policy.

Waivers and Amendments

Waivers of this Code of Ethics for employees, contractors and consultants may be granted only by the Chief Executive Officer. However, any waiver of this Code of Ethics for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement.

Amendments to this Code of Ethics will be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement.

Updated: March 23, 2006
Connacher Oil and Gas Limited

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PRESS RELEASE

FOR IMMEDIATE RELEASE March 31, 2006

CONNACHER FILES YEAR END DISCLOSURE DOCUMENTS

Calgary, Alberta - Connacher Oil and Gas Limited ("Connacher" - CLL - TSX) announced that it has filed with Canadian securities regulatory authorities its year end disclosure documents including its Annual Information Form which contains reserves data and other oil and gas information for the period ended December 31, 2005, and the reports as mandated by National Instrument 51-101. Copies of the filed documents may be obtained via SEDAR at www.sedar.com or on Connacher's website at www.connacheroil.com.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 110 sections (70,400 acres) of oil sands leases are held. The company owns conventional acreage and oil production in southwest Saskatchewan. Connacher also owns approximately 31 percent (basic) of Petrolifera Petroleum Limited (**PDP - TSX**), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru.

NOT TO BE DISTRIBUTED IN THE UNITED STATES OF AMERICA OR THROUGH U.S. WIRE SERVICES

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

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PRESS RELEASE **March 31, 2006**

CONNACHER CLOSES ACQUISITION OF MONTANA REFINING ASSETS AND RELATED FINANCING

Calgary, Alberta – **CONNACHER OIL AND GAS LIMITED ("Connacher") - (CLL – TSX)** announces that today its wholly-owned subsidiary, Montana Refining Company, Inc. ("MRC"), has completed the acquisition of all right, title and interest in an 8,300 bbl/d refinery, together with related structures and specified tangible assets, located in Great Falls, Montana, U.S.A. The seller was an affiliate of Holly Corporation (NYSE – HOC) of Dallas, Texas.

The acquisition included certain inventory comprised of both petroleum products and equipment. There was also a provision for adjustments related to a planned refinery turnaround, scheduled to commence in April 2006, and for certain capital investments related to the planned installation of a NaHs Unit upgrade to meet emerging air quality standards. All refinery employees and staff have indicated their intention to continue employment with MRC.

The consideration for the purchase was US$55 million, comprised of cash and one million (1,000,000) Connacher common shares from treasury. Mustang Capital Partners Inc. of Calgary, Alberta acted as Connacher's advisors in the transaction.

Connacher substantially financed the transaction and related costs with a new US$51 million bridge financing provided by BNP Paribas (Canada). Connacher also expects it will refinance this indebtedness from a proposed US$148 million term debt facility, which the company anticipates will be arranged for it by BNP Paribas over the next few months, pursuant to a previously-executed Mandate Letter. If as anticipated the term debt facility is completed on satisfactory terms, forecast surplus proceeds after repayment of the bridge facility would be utilized to supplement Connacher's available cash flow and cash balances to finance capital expenditures at the Company's Great Divide SAGD oil sands project, situated approximately fifty miles southwest of Fort McMurray in northeastern Alberta, Canada.

This refinery purchase complements the previous acquisition by Connacher of Luke Energy Ltd. ("Luke"), an Alberta natural gas producer which closed on March 16, 2006. The Luke acquisition provides Connacher with new natural gas production and thereby hedges its anticipated initial requirements for natural gas to create steam for its proposed SAGD operation at Great Divide. Based on Luke production volumes, the Luke purchase also provides surplus natural gas production volumes for sale in the marketplace.

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This refinery purchase by MRC provides Connacher with protection against the wider and more volatile crude oil price differential swings which have become increasingly frequent in a higher oil price environment for heavy oil such as would be produced at Great Divide. Furthermore, MRC is anticipated to be a profitable and strong business unit which, based on recent experience, has the potential to contribute to Connacher's anticipated cash flow growth in 2006 and beyond.

In early March 2006, prior to the Luke and refinery purchases, Connacher completed a $100 million equity financing. After the closing of the Luke and the refinery purchases, Connacher's only indebtedness is $17.6 million. Connacher maintains cash balances of approximately $12 million and has undrawn lines of banking credit of approximately $97 million.

Connacher Oil and Gas Limited is a public Canadian crude oil and natural gas company. Its principal asset is a 100 percent interest in 110 sections (70,400 acres) of leases at its Great Divide oil sands project in northeastern Alberta. In August 2005 Connacher submitted its application to regulatory authorities to develop this project and is awaiting approval to proceed with the proposed development program in 2006. Connacher also holds conventional producing properties in the Provinces of Alberta and Saskatchewan with current production of approximately 3,650 boe/d and owns a 31 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), which company recently announced a number of significant crude oil discoveries on its Puesto Morales/Rinconada concession located in the Neuquen Basin, Argentina.

This press release contains forward-looking statements, including statements related to the anticipated financial performance of Luke, MRC and sources of funding. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For additional information relating to the risks and uncertainties facing Connacher, refer to Connacher's 2005 Annual Report and Annual information Form which is available on SEDAR at www.sedar.com. A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of six thousand cubic feet of gas to oil, and may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com www.conacheroil.com

82-34954

CONNACHER OIL AND GAS LIMITED

FORM 51-102F3 - MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

   Connacher Oil and Gas Limited
   Suite 2600, Watermark Tower
   530 - 8 Avenue SW
   Calgary, Alberta T2P 3S8

2. **Date of Material Change:**

   March 24, 2006.

3. **News Release**

   A press release disclosing the material change was issued through Canada Newswire on March 24, 2006.

4. **Summary of Material Change:**

   On March 24, 2006, the Corporation announced that as a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, it was making certain amendments to its historical financial statements.

5. **Full Description of Material Change**

   On March 24, 2006, the Corporation announced that as a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $124,000 ($72,000 net of tax) for 2002 and $92,000 ($55,000 net of tax) for 2003 was recorded as an adjustment to the opening balance of retained earnings for 2004. There was no significant impact to the statements of operations for 2004 and 2005.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   For further information, please contact Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited at (403) 538-6201.

9. **Date of Report:**

   March 31, 2006.